Registration No. 333-125710
                                              Filed Pursuant to Rule 424(b)(3)

                            PROSPECTUS


              _____________________________________

                  BROADCAST INTERNATIONAL, INC.

                 4,534,772 Shares of Common Stock
              _____________________________________

      This prospectus relates to the resale of up to 4,534,772 shares of our common stock owned by the selling shareholders, including:

      . up to 1,334,772 shares of our common stock outstanding and owned beneficially and of record on the date hereof by the selling shareholders; and

      .     up to 2,000,000 shares of our common stock upon conversion of outstanding senior secured convertible notes and up to 1,200,000 shares upon exercise of related warrants.

      THIS INVESTMENT INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

      We will not receive any proceeds from the resale of the shares of common stock by the selling shareholders. We also will not receive any proceeds from the conversion of the outstanding senior secured convertible notes. We will, however, receive proceeds from the exercise of the outstanding warrants. If all of the warrants are exercised in full, we will issue an aggregate of 1,200,000 shares of our common stock, and we will receive aggregate proceeds of $2,400,000. See "Use of Proceeds."

      Our common stock is currently traded on the OTC Bulletin Board under the symbol "BCST." On March 21, 2006, the closing sale price of our common stock was $2.10 per share.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              _____________________________________


          The date of this prospectus is March 23, 2006.

      You should rely only on the information contained in this prospectus.
We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      References in this prospectus to "we," "our," "us" and "Broadcast International" refer to Broadcast International, Inc. and our consolidated subsidiaries, including BI Acquisitions, Inc. and Interact Devices, Inc.


                        TABLE OF CONTENTS
                                                                          Page

Prospectus Summary..........................................................1
Risk Factors................................................................5
Cautionary Note Regarding Forward-Looking Statements.......................10
Use Of Proceeds............................................................10
Common Stock Price Range...................................................11
Dividend Policy ...........................................................11
Management's Discussion And Analysis Of Financial Condition And
  Results Of Operations....................................................12
Business...................................................................21
Management.................................................................28
Principal And Selling Shareholders.........................................33
Plan Of Distribution.......................................................36
Description Of Our Capital Stock...........................................38
Indemnification For Securities Act Liabilities.............................40
Experts....................................................................40
Legal Opinion..............................................................40
Where You Can Find More Information........................................40
Index To Financial Statements.............................................F-1

                        PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed under the caption "Risk Factors."

                           Our Business

      We install, manage and support private communication networks for large organizations that have widely-dispersed locations or operations. Our enterprise clients use these networks to deliver training programs, product announcements, entertainment and other communications to their employees and customers. We use a variety of delivery technologies, including satellite, Internet streaming and WiFi, depending on the specific needs and applications of our clients. All of the communication networks we are involved with utilize industry standard products and equipment sold by other companies. We sell a limited number of proprietary network products in connection with the services we provide. We also offer audio and video production services for our clients.

      We own proprietary video compression technology that we call "CodecSys." Video compression is the process by which video content is converted into a digital data stream for transmission over satellite, cable, Internet or wireless networks. Today, video compression is accomplished by using a single technique or computer formula to create a particular data stream. Our CodecSys technology uses multiple techniques or computer formulas to create a particular data stream. With CodecSys, video content may be transmitted over decreased bandwidth while maintaining media quality.

      We believe our CodecSys technology will offer significant efficiencies and cost savings associated with video content transmission and storage. In August 2005, we commenced marketing and selling the first application of our CodecSys technology in a video conferencing product. We are still developing and improving the CodecSys technology for a variety of other applications, including Internet streaming, satellite encoding and transmitting video content to cellular phones and other hand-held electronic devices. We believe these applications may hold substantial licensing and other revenue opportunities for our business. Commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually. This estimate will increase or decrease depending on funds available to us.

                     Broadcast International

      We were incorporated in Utah on January 12, 1983. We did not commence our current business, however, until 2000. Our principal executive offices are located at 7050 Union Park Avenue, Suite 600, Salt Lake City, Utah 84047, and our telephone number is (801) 562-2252. We maintain an internet site at www.brin.com, which contains information concerning us. Our internet Website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus and should not be considered a part of this prospectus.

      Our common stock is considered "penny stock" under the Securities Exchange Act of 1934, as amended, which means that securities broker-dealers cannot recommend the common stock which may make trading the common stock difficult.

      Our independent auditors, in their report dated February 18, 2005 with respect to our financial statements as of December 31, 2004 and 2003, and for the years then ended, included a "going concern" qualification. As discussed in Note 3 to the financial statements, we have incurred significant losses and used cash from operations for the years ended December 31, 2004 and 2003. Because of these conditions, our independent auditors have raised substantial doubt about our ability to continue as a going concern. Through September 30, 2005, our accumulated deficit was approximately $25,460,000.

                       Recent Developments

      On May 16, 2005, we completed a loan financing with a consortium of four institutional funds. In the financing, we received $3,000,000 gross proceeds in cash pursuant to the issuance of senior secured convertible notes to the funds. We are using the proceeds from this financing to support our CodecSys research and development and for general working capital purposes. The senior secured convertible notes are due May 16, 2008 and bear interest at 6% per annum. Interest-only payments are due semi-annually with the first payment of $90,000 made on November 16, 2005. The notes are convertible into 2,000,000 shares of our common stock at $1.50 per share, convertible any time during the term of the notes.

      In connection with the financing and subsequent amendments to the financing agreements, the funds received warrants to acquire 1,200,000 shares of our common stock exercisable at $2.00 per share. The warrants are exercisable any time for a five-year period beginning on the date of grant. The funds also received additional investment rights to make an additional loan of $3,000,000 on the same terms as the senior secured convertible notes and receive additional warrants with the same terms as the warrants already received by the funds. The additional investment rights must be exercised within 90 days following February 3, 2006.

      The $1.50 conversion price of the senior secured convertible notes and the $2.00 exercise price of the warrants are subject to adjustment pursuant to standard anti-dilution rights. These rights include (i) equitable adjustments in the event we effect a stock split, dividend, combination, reclassification or similar transaction; (ii) "weighted average" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than the then current market price of our common stock; and (iii) "full ratchet" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than $1.50 per share.

      Our senior secured convertible notes contain, among other things, covenants that may restrict our ability to obtain additional capital, to declare or pay a dividend or to engage in other business activities. For example, the notes contain anti-dilution provisions, and we may not pay any dividends unless we obtain the prior written consent of the holders of at least 85% of the principal amount of the outstanding notes.

      Section 4(a)(xi) of the senior secured convertible notes specifies that it is an event of default if we do not raise at least $3,000,000 by September 30, 2006. The remedies for default provide that if an event of default occurs and is continuing, the holders may declare all of the then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash. In the event of an acceleration, the amount due and owing to the holders is 125% of the outstanding principal amount of the notes and interest on such amount is calculated using the default rate of 18% per annum if the full amount is not paid within one business day after acceleration.

                           Risk Factors

      Investing in our securities involves significant risks. You should carefully read the section entitled "Risk Factors" beginning on page 5 for an explanation of these risks before investing in our securities.

               Summary Consolidated Financial Data

      The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2003 and 2004 and the summary consolidated statement of operations data for each of the years then ended has been derived from our consolidated financial statements audited by Tanner LC, independent registered public accounting firm, included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2005 and the summary consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.



                                                                Nine Months Ended
                                  Year Ended December 31,         September 30,
                               --------------------------- ---------------------------
                                    2003         2004            2004        2005
                               ------------- ------------- ------------- -------------
                                                                   (Unaudited)
Statement of Operations Data:

Net sales .....................$  4,928,486  $  5,385,657  $  4,216,770  $  3,042,464

Cost of sales..................   5,027,314     5,438,409     4,191,364     3,828,452
                               ------------- ------------- ------------- -------------
Gross profit (loss)............     (98,828)      (52,752)       25,406      (785,988)

Operating expenses:
 Administrative and general....     910,239     1,939,319     1,237,659     1,396,022
 Selling and marketing.........     518,768       732,959       590,283       557,531
 Production and maintenance....     159,764        35,109             -             -
 Research and development
  in process...................           -    12,659,094    12,659,094             -
 Impairment of license rights,
  note receivable and Interact
  Devices, Inc. investment.....   2,154,608             -             -             -
                               ------------- ------------- ------------- -------------
Total operating expenses.......   3,743,379    15,366,481    14,487,036     1,953,553
                               ------------- ------------- ------------- -------------
Loss from operations...........  (3,842,207)  (15,419,233)  (14,461,630)   (2,739,541)

Other income (expense).........     (87,037)   (1,069,479)   (1,072,421)   (2,214,061)
                               ------------- ------------- ------------- -------------
Loss before income taxes.......  (3,929,244)  (16,488,712)  (15,534,051)   (4,953,602)
 Income tax expense............      (6,000)            -             -             -
                               ------------- ------------- ------------- -------------
Net loss.......................$ (3,935,244) $(16,488,712) $(15,534,051) $ (4,953,602)
                               ============= ============= ============= =============
Loss per share -  basic and
 diluted.......................$       (.23) $       (.85) $       (.82) $       (.24)
                               ============= ============= ============= =============
Weighted average number of
 shares of common stock out-
 standing - basic and diluted..  16,847,000    19,365,000    18,981,700     20,777,700
                               ============= ============= ============= =============


                                3

                                                  December 31,        September 30,
                                          --------------------------- -------------
                                               2003           2004         2005
                                          ------------- ------------- -------------
                                                                      (Unaudited)
Balance Sheet Data:

Cash and cash equivalents.................$    314,667  $    173,536  $  1,249,164

Total current assets......................     974,482       865,865     3,263,455

Property and equipment, net...............   1,035,675       764,771       607,196

Total assets..............................   2,100,189     1,817,544     4,080,110

Current liabilities.......................     638,454       661,814     5,967,540

Long-term obligations.....................      99,980       570,557       497,826

Total liabilities.........................   1,338,434     1,832,371     7,065,366

Total stockholders' equity (deficit)......     761,755       (14,827)   (2,985,256)



                                4

                           RISK FACTORS

      You should carefully consider the following risk factors and all of the other information contained in this prospectus before purchasing our securities. Investing in our securities involves a high degree of risk. Any of the following risks could materially harm our business and could result in a loss of your investment.


If we do not successfully commercialize our CodecSys technology, we may never achieve profitability or be able to raise future capital.

      It is imperative that we complete development of our CodecSys technology and commence sales of products or licensing of the technology to other parties. We have never been involved in a development project of the size and breadth that is involved with CodecSys and none of our management has ever been involved with a software development project. Management may lack the expertise and we may not have the financial resources needed for successful development of this technology. Furthermore, commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually for the foreseeable future. This estimate will increase or decrease depending on funds available to us. If we are unsuccessful in our CodecSys development and commercialization efforts, it is highly doubtful we will achieve profitable operations or be able to raise additional funding in the future.


There is substantial doubt about our ability to continue as a "going concern."

      Our independent auditors, in their report dated February 18, 2005 with respect to our financial statements as of December 31, 2004 and 2003, and for the years then ended, included a "going concern" qualification. As discussed in Note 3 to the financial statements, we have incurred significant losses and used cash from operations for the years ended December 31, 2004 and 2003. Because of these conditions, our independent auditors have raised substantial doubt about our ability to continue as a going concern.


We need additional capital. If additional capital is not available, we may have to curtail or cease operations, and we will be in default under our senior secured convertible notes.

      In order to continue our operations, we need additional funding. Our monthly operating expenses currently exceed our monthly net sales by approximately $250,000 per month. This amount could increase significantly. Given our current level of CodecSys development activity, we expect our operating expenses will continue to outpace our net sales until we are able to generate additional revenue. We have no source of working capital except our current operations and the prospect of obtaining new equity or debt financing. We must continue to sell equity or find another source of operating capital until our operations are profitable. If we do not raise sufficient additional capital, we will be required to pursue one or a combination of the following remedies: significantly reduce operating expenses, sell part or all of our assets, or terminate operations.

      Section 4(a)(xi) of the senior secured convertible notes specifies that it is an event of default if we do not raise at least $3,000,000 by September 30, 2006. The remedies for default provide that if an event of default occurs and is continuing, the holders may declare all of the then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash. In the event of an acceleration, the amount due and owing to the holders is 125% of the outstanding principal amount of the notes and interest on such amount is calculated using the default rate of 18% per annum if the full amount is not paid within one business day after acceleration. An event of acceleration may require us to seek bankruptcy protection or liquidation.


We have a limited operating history with our current business and have sustained and may continue to sustain substantial losses.

      Although we have been in existence for many years, our current business has only been ongoing for five years. We have sustained operating losses in each of the last three years. Through September 30, 2005, our accumulated deficit was approximately $25,460,000. We may continue to sustain losses on a quarterly and annual basis.

Covenant restrictions under our senior secured convertible notes may limit our ability to operate our business.

      Our senior secured convertible notes contain, among other things, covenants that may restrict our ability to obtain additional capital, to declare or pay a dividend or to engage in other business activities. For example, the notes contain anti-dilution provisions, and we may not pay any dividends unless we obtain the prior written consent of the holders of at least 85% of the principal amount of the outstanding notes. A breach of any of the covenants contained in the senior secured convertible notes could result in a default under the notes, in which event the note holders could elect to declare all amounts outstanding to be immediately due and payable, which would require us to secure additional debt or equity financing to repay the indebtedness or to seek bankruptcy protection or liquidation.


Our systems of internal operational and financial controls may not be effective.

      We establish and maintain systems of internal operational and financial controls that provide us with critical information. These systems are not foolproof, and are subject to various inherent limitations, including cost, judgments used in decision-making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, any system of internal controls may not be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management. We have experienced a significant deficiency and a material weakness in our required disclosure controls and procedures regarding our accounting entries and financial statements. As a result of these factors, we were required to restate certain accounting periods in 2005. Any future deficiency, weakness, malfunction or inadequacy related to internal operational or financial control systems could produce inaccurate and unreliable information that may harm our business.


We may be unable to respond adequately to rapid changes in technology

      The market for private communication networks is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of new technology and products and the emergence of new industry standards not only impacts our ability to compete, but could also render our CodecSys technology uncompetitive or obsolete. If we are unable to adequately respond to changes in technology and standards, we will not be able to serve our clients effectively. Moreover, the cost to modify our services, products or infrastructure in order to adapt to these changes could be substantial and we may not have the financial resources to fund these expenses.


We face intense competition that could harm our business.

      The communications industry is extremely competitive. We compete with numerous competitors who are much larger than us and have greater financial and other resources. With respect to video conferencing, we compete with Sony, Polycom, Tandberg and others. In the satellite network and services segment, we compete with Convergent Media Systems, Globecast, IBM, Cisco, TeleSat Canada and others. Our competitors have established distribution channels and significant marketing and sales resources. Competition results in reduced operating margins for our business and may cause us to lose clients and/or prevent us from gaining new clients critical for our success.

      There are several additional major market sectors in which we plan to compete with our CodecSys technology, all with active competitors. These sectors include the basic codec technology market, the corporate enterprise network market and small business streaming media market. These are sectors where we may compete by providing direct services. Competition in these new market areas will also be characterized by intense competition with much larger and more powerful companies, such as Microsoft and Yahoo, that are already in the video compression and transmission business. Many of these competitors already have an established customer base with industry standard technology, which we must overcome to be successful.

      On a technology basis, CodecSys competition varies by market sector, with codecs and codec suppliers like Microsoft Windows Media Player, Real Networks' Real Player, Apple Quicktime, MPEG2, MPEG4, On2, DivX and many others. There are several companies, including Akamai, Inktomi, Activate and Loudeye, that utilize different codec systems. These companies specialize in encoding, hosting and streaming content services primarily for news/entertainment clients with large consumer audiences. All are larger and have greater financial resources than we have.


If we fail to hire additional specialized personnel or retain our key personnel in the future, we will not have the ability to successfully develop our technology or manage our business.

      We need to hire additional specialized personnel to successfully develop and commercialize our CodecSys technology. If we are unable to hire or retain qualified software engineers and project managers, our ability to complete development and commercialization efforts will be significantly impaired. Our success is also dependent upon the efforts and abilities of our management team. If we lose the services of certain of our current management team members, we may not be able to find qualified replacements which would harm the continuation and management of our business.


We rely heavily on a few significant customers and if we lose any of these significant customers, our business may be harmed.

      A small number of customers account for a large percentage of our revenue. Our business model relies upon generating new sales to existing and new customers. In 2004, our three largest customers accounted for approximately 53% of revenues. Our contract with one of these customers expired in May 2005; however, we continue to provide satellite installation services for this customer on a project-by-project basis. This customer accounted for 21% of revenues in 2004. Our contracts with the other two customers expire in December 2006 and in 2007, subject to renewal or extension. Our largest customers may not continue to purchase our services and may decrease their level of purchases. To the extent that a significant customer reduces its reliance on us or terminates its relationship with us, revenues would decline substantially, which would harm our business.


There is significant uncertainty regarding our patent and proprietary technology protection.

      Our success is dependent upon our CodecSys technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, competitors will have the ability to introduce competing products that are similar to ours. If this were to occur, our revenues, market share and operating results would suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. As of March 15, 2006, we had two issued patents and 21 pending U.S. and foreign patent applications. If we fail to deter misappropriation of our proprietary information or if we are unable to detect unauthorized use of our proprietary information, then our revenues, market share and operating results will suffer. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.


Our products could infringe on the intellectual property rights of others, which may subject us to future litigation and cause financial harm to our business.

      To date, we have not been notified that our services, products and technology infringe the proprietary rights of third parties, but there is the risk that third parties may claim infringement by us with respect to current or future operations. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in the industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us. A successful claim against us of infringement and failure or inability to license the infringed or similar technology on favorable terms would harm our business.

Our common stock is considered "penny stock" which may make selling the common stock difficult.

      Our common stock is considered to be a "penny stock" under the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. Under the rules, stock is considered "penny stock" if: (i) the stock trades at a price less than $5.00 per share; (ii) it is not traded on a "recognized" national exchange; (iii) it is not quoted on the Nasdaq Stock Market, or even if quoted, has a price less than $5.00 per share; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues at less than $6.0 million for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend our stock but must trade it on an unsolicited basis.

      Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stocks." Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.


Trading in our securities could be subject to extreme price fluctuations that could cause the value of your investment to decrease.

      Our stock price has fluctuated in the past and could continue to do so in the future. Our stock is thinly-traded, which means investors will have limited opportunities to sell their shares of common stock in the open market. Limited trading of our common stock also contributes to more volatile price fluctuations. The market price of our common stock is also subject to extreme fluctuations because of the nature of the CodecSys technology and the potential for large-scale acceptance or rejection of our technology in the marketplace. Given these fluctuations, your investment in our stock could lose value. A significant drop in our stock price could expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management's attention and resources, thereby causing your investment in our stock to lose additional value.


Future sales of our common stock could cause our stock price to decrease.

      Substantial sales of our common stock in the public market, or the perception by the market that such sales could occur, could lower our stock price. As of March 15, 2006, we had 23,632,818 shares of common stock outstanding. As of March 15, 2006, stock options, including options granted to our employees, and warrants to purchase an aggregate of 5,485,237 shares of our common stock were issued and outstanding, a substantial portion of which were fully exercisable. As of March 15, 2006, notes convertible into 2,000,000 shares of our common stock were issued and outstanding. Future sales of our common stock, or the availability of our common stock for sale, may cause the market price of our common stock to decline.


Adverse economic or other market conditions could reduce the purchase of our services by existing and prospective customers, which would harm our business.

      Our business is impacted from time to time by changes in general economic, business and international conditions and other similar factors. Adverse economic or other market conditions negatively affect the business spending of existing and prospective customers. In adverse market times, our network and other services may not be deemed critical for these customers. Therefore, our services are often viewed as discretionary and may be deferred or eliminated in times of limited business spending, thereby harming our business.


If you purchase shares of common stock, your ownership interest may be substantially diluted by future issuances of securities.

      We may issue additional shares of our common stock if we raise additional equity or convertible debt financing. We may also issue additional of our common stock to holders of outstanding convertible notes, stock options and warrants. Moreover, if our institutional fund investors exercise their additional investment rights, we will issue additional senior secured convertible notes and warrants. The conversion of the convertible notes and the exercise of options and warrants into shares of our common stock will be dilutive to shareholders. We also have offered and expect to continue to offer stock options to our employees and others, and have approximately 2,651,000 shares of common stock available for future issuance under our long-term incentive stock option plan. To the extent that additional investment rights are exercised and/or future stock options are granted and ultimately exercised, there will be further dilution to shareholders, including investors in this offering.


We have never paid dividends and do not anticipate paying any dividends on our common stock in the future, so any return on your investment will depend on the market price of our common stock.

      We currently intend to retain any future earnings to finance our operations. The terms and conditions of our senior secured convertible notes restrict and limit payment or distributions in respect of our common stock. If you invest in our common stock, any return or your investment will depend on the future market price of our common stock and not on any potential dividends.

       CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements are the following:

      .     competitive factors;

      .     general economic and market conditions;

      .     rapid technological change;

      .     dependence on commercialization of our CodecSys technology;

      .     dependence on significant customers;

      .     our ability to raise sufficient additional capital;

      .     ineffective internal control systems;

      .     restrictions under our senior secured convertible notes;

      .     our ability to execute our business model;

      .     our ability to hire and retain qualified software personnel;

      .     uncertainty of intellectual property protection; and

      .     one-time or non-recurring events.

      Because the risk factors referred to above, as well as the risk factors referenced in other sections of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                         USE OF PROCEEDS

      We will not receive any proceeds from the resale of the shares of common stock by the selling shareholders. We also will not receive any proceeds from the conversion of the senior secured convertible notes held by the selling shareholders. We will, however, receive proceeds from the exercise of the warrants held by the selling shareholders. We have no assurance that the warrants will be exercised by the selling shareholders, or that any of the senior secured convertible notes will be converted into shares of our common stock.

      The outstanding warrants held by the selling shareholders are exercisable for a total of 1,200,000 shares of our common stock at an exercise price of $2.00 per share. If all of the outstanding warrants are exercised in full, we will issue 1,200,000 shares of our common stock, and we will receive aggregate proceeds of $2,400,000. Any proceeds we receive upon exercise of the warrants will be used by us for working capital and general corporate purposes.

                     COMMON STOCK PRICE RANGE

      Our common stock is currently traded on the OTC Bulletin Board under the symbol "BCST." The following table sets forth, for the periods indicated, the high and low bid quotations, as adjusted for stock splits of our common stock, as reported by the OTC Bulletin Board, and represents prices between dealers, does not include retail markups, markdowns or commissions, and may not represent actual transactions:

                                          High Bid        Low Bid
                                          ---------       --------

      Year ending December 31, 2005

      First Quarter                        $4.30           $3.25

      Second Quarter                        4.29            2.65

      Third Quarter                         4.30            3.00


      Year ended December 31, 2004

      First Quarter                        $5.95           $3.00

      Second Quarter                        6.30            5.75

      Third Quarter                         6.25            3.20

      Fourth Quarter                        6.15            2.20


      Year ended December 31, 2003

      First Quarter                        $7.25           $6.50

      Second Quarter                        6.50            3.00

      Third Quarter                         4.50            4.00

      Fourth Quarter                        8.50            4.00

      As of March 15, 2005, we had 23,632,818 shares of our common stock issued and outstanding, and there were approximately 1,300 shareholders of record.


                         DIVIDEND POLICY

      We have never paid or declared any cash dividends. Future payment of dividends, if any, will be at the discretion of our Board of Directors and will depend, among other criteria, upon our earnings, capital requirements, and financial condition as well as other relative factors. Management intends to retain any and all earnings to finance the development of our business, at least in the foreseeable future. Such a policy is likely to be maintained as long as necessary to provide working capital for our operations. Moreover, our outstanding senior secured convertible notes contain restrictive covenants that prohibit us to declare or pay dividends.

               MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" or in other parts of this prospectus. See "Cautionary Note Regarding Forward-Looking Statements."

Critical Accounting Policies

      We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

      Our accounting policies that are the most important to the portrayal of our financial condition and results, and which require the highest degree of management judgment, relate to the reserves for doubtful accounts receivable and the valuation of stock and options issued for services.

Reserves for Doubtful Accounts Receivable

      Management estimates the amount of required reserves for the potential non-collectibility of accounts receivable based upon past experience of collection and consideration of other relevant factors. Past experience, however, may not be indicative of future collections and therefore we could incur additional charges in the future to reflect differences between estimated and actual collections.

Valuation of stock and options

      We value and account for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Results of Operations

Results of Operations for the nine months ended September 30, 2005 and September 30, 2004

      Net sales. We generated approximately $3,042,000 in net sales during the nine months ended September 30, 2005. During the same nine-month period in 2004, we generated net sales of approximately $4,217,000. The decrease in revenue of approximately $1,175,000 was primarily the result of a combination of a decrease in sales of equipment and related services to customers of approximately $ 512,000, a decrease in studio and video production revenue of approximately $339,000 and a decrease in network management and related service fees of approximately $259,000. These factors are related to the timing of customer contracts and the level of activity required by such contracts. During the period, advertising fees and installation service fees also decreased, but the decrease was partially offset by an increase in satellite fees.

      Cost of sales. Cost of sales decreased by approximately $363,000 to $3,828,000 for the nine months ended September 30, 2005 from approximately $4,191,000 for the nine months ended September 30, 2004. The decrease was due primarily to the decrease in sales of equipment referenced above, which resulted in a decrease in the cost of equipment sold to our customers of approximately $288,000. There was not a change in the cost of equipment relative to the sales price of the equipment. In addition, there was a decrease of approximately $124,000 in employee costs included as a cost of sales, which was partially offset by an increase of approximately $72,000 in satellite distribution costs due to greater utilization of satellite transponder time used by our customers.

      Research and development in process. We recorded no research and development in process expense for the nine months ended September 30, 2005, but recorded a non-cash expense of $12,659,094 in the nine months ended September 30, 2004. The expense in 2004 related primarily to clarification and consolidation of marketing and development rights through amendments to existing technology licensing agreements and partially for the active development of our CodecSys technology. Details of this expense are as follows: (i) $6,375,000 for the issuance of 1,187,500 shares of our common stock to Streamware Solutions AB, a Swedish company, and certain of its principals and shareholders; (ii) approximately $3,853,000 for options to purchase 2,812,500 shares of our common stock at an exercise price of $4.50 per share; (iii) approximately $1,220,000 related to the assumption and consolidation of Interact Devices, Inc., or IDI; and (iv) approximately $1,212,000 related to the IDI co-founders settlement, as more fully discussed below.

      Expenses. Operating expenses for the nine months ended September 30, 2005 were approximately $1,954,000 compared with operating expenses for the nine months ended September 30, 2004 of approximately $1,828,000, not including the research and development in process expense discussed above. The increase of approximately $126,000 resulted from increases in most administrative expense sub-categories, but the items with the greatest increases were $58,000 for legal services and $31,000 for insurance.

      Other. In the nine months ended September 30, 2005, we recorded approximately $1,215,000 of expense related to the valuation of the embedded derivative conversion feature contained in the senior secured convertible notes and of the related warrants. For the nine months ended September 30, 2005, we incurred interest expense of approximately $1,050,000 compared to interest expense for the nine months ended September 30, 2004 of approximately $1,095,000. Of the approximately $1,050,000 reported in 2005, approximately $449,800 related to the beneficial conversion feature of the convertible line of credit, $375,000 resulted from interest expense related to the accretion of the long-term note portion of the senior secured convertible notes, $97,000 of interest expense accrued on the senior secured convertible notes and $77,000 of interest related to the amortization of compensation paid to the placement agent for securing the senior secured convertible notes and related warrants. The remainder of the interest was accrued interest on the convertible line of credit. In the nine months ended September 30, 2004, interest expense consisted of interest related to the beneficial conversion feature of the convertible line of credit.

      Net loss. We realized a net loss for the nine months ended September 30, 2005 of approximately $4,954,000 compared with a net loss for the nine months ended September 30, 2004 of approximately $15,534,000. The decrease in the net loss for the nine months ended September 30, 2005 was approximately $10,580,000 which consisted of approximately $12,659,000 for research and development in process recorded in the nine months ended September 30, 2004 which was not present in 2005, offset by (i) approximately $1,215,000 for loss on derivative valuation recorded in the nine months ended September 30, 2005 related to the senior secured convertible notes and related warrants which was not present in 2004, and (ii) approximately $864,000 for the combination of other line items primarily including the lower revenues in 2005 described above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

      Net sales. We realized net sales of $5,385,657 for the year ended December 31, 2004 compared to net sales of $4,928,486 for the year ended December 31, 2003, which represents an increase of 9.3% for the year. We experienced a change in the mix of services used by our customers from license fees to more equipment installation, which includes the associated costs of the equipment being installed. The net increase in net sales of $457,171 is the result of an increase in sales of equipment of $1,131,677 and an increase in studio, satellite and other fees of $346,538, which increases were offset by a decrease of $545,000 in license fees and a decrease of $476,044 in installation and service revenue.

      Cost of sales. The cost of sales for the year ended December 31, 2004 aggregated $5,438,409 as compared to cost of sales of $5,027,314 for the year ended December 31, 2003, which represents an increase in cost of sales of 8.2%. The increase in cost of sales of $411,095 was primarily a result of the increase in sales of equipment with its attendant costs and the decrease in license fees and management revenues, which has greater margins than are available for the sale of equipment. Cost of equipment sales increased $761,583, which was partially offset by a decrease in operating costs, included as a part of costs of sales and satellite distribution costs.

      Expenses. We incurred operating expenses of $15,366,481 for the year December 31, 2004, compared to operating expenses of $3,743,379 for the year ended December 31, 2003. The increase of $11,623,102 is primarily due to an increase in research and development in process expense of $12,659,094.
During 2004, we recorded total research and development in process expense of $12,659,094, which resulted from three transactions related to the acquisition of IDI and the ongoing development of the CodecSys technology more fully described as follows:

      Consolidation of IDI co-founders equity in IDI..............$ 1,219,573
      Issuance of stock and options to IDI co-founders............  1,211,502
      Issuance of stock and options to Streamware Solutions AB.... 10,228,019
                                                                  -----------
                                                                  $12,659,094
                                                                  ===========

      On September 1, 2004, we entered into a settlement agreement with the co-founders of IDI and certain companies owned, controlled or associated with the co-founders. The purpose of the settlement agreement was to consolidate the ownership and control of the CodecSys technology and to settle existing disputes among IDI, the co-founders and affiliates of the co-founders. The settlement agreement called for the co-founders of IDI to return to the treasury of IDI common stock totaling approximately 6,098,000 shares in exchange for certain assets and the cancellation of obligations owed by affiliates of the co-founders to IDI in the amount of approximately $210,000. As part of the agreement, we were relieved of an obligation to provide 8,466 shares of our common stock and approximately $20,657 of cash payments due to the affiliates of the co-founders as part of our funding of the IDI bankruptcy plan of reorganization. We recorded $1,219,573 in research and development in process expense incident to the transaction. With the reduction in the number of outstanding shares of stock of IDI from the return of the co-founder shares, we now own approximately 86% of the outstanding stock of IDI. See Notes to Consolidated Financial Statements, Note 5 - Investment in Interact Devices, Inc. - Plan of Reorganization.

      On September 1, 2004, we entered into an additional settlement agreement with the co-founders of IDI in order to settle outstanding controversies arising out of a prior agreement entered into in 2003. In the settlement agreement, we agreed to cancel the prior agreement and pay a total of $90,000 in cash to the co-founders in four monthly payments of $22,500 beginning in September 2004. The $90,000 expense is recorded as research and development in process expense. Additionally, we granted the co-founders options to purchase 450,000 shares of our common stock at a purchase price of $6.25 per share, immediately exercisable. We recognized an expense in research and development in process of $1,121,502 using a Black-Scholes option-pricing model. See Notes to Consolidated Financial Statements, Note 5 - Investment in Interact Devices, Inc. - April 2003 Agreement and September 2004 Settlement.

      In settlement of disputes concerning license rights to the CodecSys technology and in the context of the IDI bankruptcy, IDI entered into an amended partner agreement with Streamware Solutions AB, a Swedish corporation, in which Streamware gave up certain claims to the CodecSys technology. Contemporaneous with this settlement, certain principals of Streamware purchased 187,500 shares of our common stock at $2.00 per share (below fair market value of $4.00 per share) pursuant to a stock purchase and option grant agreement dated February 6, 2004. We recorded the shares at fair market value of $4.00 per share and recorded the difference between the amount paid and the fair market value of $375,000 as a research and development in process expense. Streamware principals and shareholders were issued an additional 1,000,000 shares of common stock pursuant to a stock issuance and option grant agreement also dated February 6, 2004. We also issued to Streamware principals and shareholders a total of 2,812,500 options to purchase shares of our common stock at an exercise price of $4.50 per share, which options expired in February 2006, associated with the agreements mentioned above. We recorded $10,228,019 as research and development in process expense associated with the Streamware stock issuances and option grants and the IDI bankruptcy settlement described above, as part of the on-going development costs of the CodecSys technology. See Notes to Consolidated Financial Statements, Note 5 - Investment in Interact Devices, Inc. - Streamware Solutions AB.

      Our general and administrative expenses increased $1,029,080 from $910,239 for the year ended December 31, 2003 to $1,939,319 for the year ended December 31, 2004. The increase resulted principally from recording $913,443 consulting expenses paid for by the issuance of 209,444 shares of our common stock and an increase of approximately $100,000 in expenses related to being a public company, such as increased professional fees of approximately $70,000 and shareholder communication expenses and transfer agent fees.


      Our sales and marketing expenses for the year ended December 31, 2004 were $732,959 compared to sales and marketing expenses of $518,768 for the year ended December 31, 2003. The increase of $214,191 is due primarily to increased marketing emphasis on the CodecSys technology and attendance at trade shows and similar sales initiatives.

      We recorded an increase in interest expense of $992,736 from 2003 to 2004. On December 23, 2003, we entered into a convertible line of credit for up to $1,000,000 with Meridel LTD and Pascoe Holdings LTD, both foreign corporations. On June 30, 2004, the line of credit was amended to increase the limit from $1,000,000 to $2,000,000 with the original due date extended from March 31, 2005 to April 1, 2006. Any portion of the note under the line of credit is convertible at the lenders' sole discretion for shares of our common stock at the rate of $1.00 per share. At December 31, 2004, we had borrowed over a two-year period an aggregate of $1,195,090. The note bears an annual interest rate of 6%, which is forgiven upon conversion. Based upon past experience, we believe the entire amount of the note will be converted, and we have only recorded the beneficial conversion feature of the note in interest expense. In each of the years ended December 31, 2004 and 2003, we borrowed an aggregate of $1,095,110 and $99,980, respectively. During the years ended December 31, 2004 and 2003, we included as interest expense $1,095,110 and $99,980, respectively, as there is an immediately convertible beneficial conversion feature associated with the advances made under this line of credit. On September 30, 2004, the lenders exercised their conversion rights and converted a total of $800,000 ($400,000 for each lender) of the $1,195,090 into 800,000 shares of our common stock. The remaining balance of the note at December 31, 2004 was $395,090.

      Net loss. We had a net loss in the amount of $16,488,712 for the year ended December 31, 2004 compared with a net loss of $3,935,244 for the year ended December 31, 2003. The net loss increased by $12,553,468, which was primarily the result of an increase of $12,659,094 in research and development in process expense, an increase of $913,443 of shares issued for services included in administrative and general expense, and an increase of $992,736 in interest expense, all as explained above. The majority of the total net loss of $16,488,712 is composed of non-cash expenses as illustrated in the following table, which sets forth the major non-cash components of the expenses incurred:

      Depreciation and amortization .............................$    398,319

      Common stock issued for services ..........................     916,996

      Research and development in process .......................  11,439,520

      Liability assumed for research and development in process..   1,219,573

      Beneficial conversion feature of convertible note
      (interest expense).........................................   1,095,110
                                                                 ------------

      Total significant non-cash items included in net loss......$ 15,069,518
                                                                 ============

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements.

Liquidity and Capital Resources

      At December 31, 2004, we had cash of $173,536, total current assets of $865,865, total current liabilities of $661,814 and total stockholders' deficit of $14,827. We experienced negative cash flow used in operations during the fiscal year ended December 31, 2004 of $1,500,720 compared to negative cash flow used in operations for the year ended December 31, 2003 of $709,033. The negative cash flow was met by borrowings under the line of credit and sales of common stock to investors. We expect to continue to experience negative operating cash flow as long as we continue our technology development program or until we increases our sales by adding new customers.

      Our audited consolidated financial statements for the year ended December 31, 2004 contain a "going concern" qualification. As discussed in
Note 3 of the Notes to Consolidated Financial Statements, we have incurred losses and have not demonstrated the ability to generate sufficient cash flows from operations to satisfy our liabilities and sustain operations. Because of these conditions, our independent auditors have raised substantial doubt about our ability to continue as a going concern.

      At September 30, 2005, we had cash and cash equivalents of $1,249,164, total current assets of $3,263,455, total current liabilities of $5,967,540 and total stockholders' deficit of $2,985,256. Approximately $4,215,000 of the current liabilities relates to the value of the derivatives for the senior secured convertible notes and the related warrants. An additional amount of approximately $915,000 included in current liabilities relates to the convertible line of credit. For the nine months ended September 30, 2005, we used $2,304,622 of cash for operating activities compared to cash used for operating activities for the nine months ended September 30, 2004 of $963,489. The cash used for operations was provided from proceeds from sales of our common stock and from the financing described below.

      We have entered into a convertible line of credit dated December 23, 2003, as amended and restated June 30, 2004. The line of credit involves a loan to us, the principal amount of which is convertible into shares of our common stock at $1.00 per share. As of September 30, 2005, a total of $1,644,966 had been advanced to us under the line of credit, of which $800,000 has been previously converted to 800,000 shares of common stock. As of September 30, 2005, the outstanding principal balance of the convertible note was $844,966. The convertible note is due April 1, 2006 and bears interest at an annual rate of 6%. Accrued interest, however, is forgiven upon conversion pursuant to the terms of the line of credit. Any portion of the note is convertible at any time at the lenders' sole discretion.

      On May 16, 2005, we entered into a securities purchase agreement and completed a financing with a consortium of four institutional funds. In the financing, we received $3,000,000 gross proceeds in cash pursuant to the issuance of senior secured convertible notes to the funds. We are using the proceeds from this financing to support our CodecSys research and development and for general working capital purposes. The senior secured convertible notes are due May 16, 2008 and bear interest at 6% per annum. Interest-only payments are due semi-annually with the first payment of $90,000 made on November 16, 2005. The notes are convertible into 2,000,000 shares of our common stock at $1.50 per share, convertible any time during the term of the notes.

      In connection with the financing and subsequent amendments to the financing agreements, the funds received warrants to acquire 1,200,000 shares of our common stock exercisable at $2.00 per share. The warrants are exercisable any time for a five-year period beginning on the date of grant. The funds also received additional investment rights to make an additional loan of $3,000,000 on the same terms as the senior secured convertible notes and receive additional warrants with the same terms as the warrants already received by the funds. The additional investment rights must be exercised within 90 days following February 3, 2006. In the event the funds exercise their additional investment rights and exercise all of their warrants, we would receive approximately $7,800,000 in additional financing. We paid approximately $345,000 in cash for commissions, finders fees and expenses in securing this financing, $240,000 of which was included in prepaid expenses as of June 30, 2005 and will be amortized over the term of the notes.

      The $1.50 conversion price of the senior secured convertible notes and the $2.00 exercise price of the warrants are subject to adjustment pursuant to standard anti-dilution rights. These rights include (i) equitable adjustments in the event we effect a stock split, dividend, combination, reclassification or similar transaction; (ii) "weighted average" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than the then current market price of our common stock; and (iii) "full ratchet" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than $1.50 per share.

      The securities purchase agreement contains, among other things, covenants that may restrict our ability to obtain additional capital, to declare or pay a dividend or to engage in other business activities. A breach of any of these covenants could result in a default under our senior secured convertible notes, in which event holders of the notes could elect to declare all amounts outstanding to be immediately due and payable, which would require us to secure additional debt or equity financing to repay the indebtedness or to seek bankruptcy protection or liquidation.

The securities purchase agreement provides that we cannot do any of the following without the prior written consent of the holders of at least 85% of the principal amount of the outstanding senior secured convertible notes:


      . issue debt securities or incur, assume, suffer to exist, guarantee or otherwise become or remain, directly or indirectly, liable with respect to certain indebtedness;

      . except for those created under the securities purchase agreement, create, incur, assume or suffer to exist, directly or indirectly, any liens, restrictions, security interests, claims, rights of another or other encumbrances on or with respect to any of our assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom;

      . liquidate, wind up or dissolve (or suffer any liquidation or dissolution);

      . convey, sell, lease, license, assign, transfer or otherwise dispose of all or any substantial portion of our properties or assets, other than transactions in the ordinary course of business consistent with past practices, and transactions by non-material subsidiaries, if any;

      . cause, permit or suffer, directly or indirectly, any change in control transaction as defined in the senior secured convertible notes;

      . directly or indirectly enter into or permit to exist any transaction with any of our affiliates or any of our subsidiaries, if any, except for transactions that are in the ordinary course of our business, upon fair and reasonable terms, that are fully approved by our Board of Directors, and that are no less favorable to us than would be obtained in an arm's length transaction with a non-affiliate;

      . declare or pay a dividend or return any equity capital to any holder of any of our equity interests or authorize or make any other distribution to any holder of our equity interests in such holder's capacity as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration any of our equity interests outstanding (or any options or warrants issued to acquire any of our equity interests); provided that the foregoing shall not prohibit (i) the performance by us of our obligations under the warrants related to the senior secured convertible notes or the registration rights agreement entered into in connection with the securities purchase agreement, or (ii) us and any of our subsidiaries, if any, from paying dividends in common stock issued by us or such subsidiary that is neither puttable by any holder thereof nor redeemable, so long as, in the case of any such common stock dividend made by any such subsidiary, the percentage ownership (direct or indirect) of us in such subsidiary is not reduced as a result thereof; or

      . directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to, any other person, or purchase or own a future contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, with very limited exceptions.

      Section 4(a)(xi) of the senior secured convertible notes specifies that it is an event of default if we do not raise at least $3,000,000 by September 30, 2006. The remedies for default provide that if an event of default occurs and is continuing, the holders may declare all of the then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash. In the event of an acceleration, the amount due and owing to the holders is 125% of the outstanding principal amount of the notes and interest on such amount is calculated using the default rate of 18% per annum if the full amount is not paid within one business day after acceleration.

      During the quarter ended June 30, 2005, we secured a new customer contract which we believe will result in an increase in revenues, although there is no assurance this will happen. We are in the process of training our existing installation technicians on the new equipment and procedures required by the new customer. We anticipate that our negative cash flow will diminish as the new customer makes projects and equipment available and as we are able to perform under the contract.

      Our monthly operating expenses currently exceed our monthly net sales by approximately $250,000 per month. This amount could increase significantly. Given our current level of CodecSys development activity, we expect our operating expenses will continue to outpace our net sales until we are able to generate additional revenue. Our business model contemplates that sources of additional revenue include (i) sales from our private communication network services, (ii) sales resulting from the new customer contract described above, and (iii) sales related to commercial applications of our CodecSys technology. Notwithstanding any additional revenue that may be realized from these sources, we will require additional capital in 2006.

      Our long-term liquidity is dependent upon execution of our business model and the realization of additional revenue and working capital, as described above, and upon capital needed for continued development of the CodecSys technology. Commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually for the foreseeable future. This estimate will increase or decrease depending on funds available to us. The availability of funding will also determine, in large measure, the timing and introduction of new product applications in the marketplace. Capital required for CodecSys is expected to come from internally generated cash flow from operations or from external financing.

      To date, we have met our working capital needs through funds received from sales of our common stock, borrowings under a convertible line of credit and the senior secured convertible note financing described above. There can be no assurance that the institutional funds will exercise their additional investment rights or exercise their outstanding warrants, which would provide additional investment capital for us. Until our operations become profitable, we must continue to sell equity or find another source of operating capital.

Recent Accounting Pronouncements

      In December 2003, the FASB issued Interpretation No. 46 (FIN 46R) (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (ARB 51), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity. As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003 to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on our consolidated financial position, results of operations or cash flows.

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial position, results of operations or cash flows.

      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after

June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material impact on our consolidated financial position, results of operations or cash flows.

      In December 2004, the FASB issued SFAS No. 123R, Share Based Payment, which requires companies to measure and recognize compensation expense for all stock based payments at fair value. SFAS 123R is effective for small business issuers for fiscal years beginning after December 15, 2005 as deferred by the SEC and, thus, will be effective for us beginning with the first quarter of 2006. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 to provide further guidance regarding the interaction of the provisions of SFAS 123R and certain SEC rules and regulations. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our consolidated financial position and results of operations. See "Stock Compensation" in Note 2 of our Notes to Consolidated Financial Statements for more information related to the pro forma effects on our reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock Based Compensation, to stock based employee compensation.

      In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 (FAS 109-1), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (AJCA). The AJCA introduces a special 9% tax deduction on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with FASB Statement No. 109. We do not expect the adoption of these new tax provisions to have a material impact on our consolidated financial position, results of operations or cash flows.

      In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections, which requires retrospective application (the application of the changed accounting principle to previously issued financial statements as if that principle had always been used) for voluntary changes in accounting principle unless it is impracticable to do so. Previously, the cumulative effect of such changes was recognized in net income of the period of the change. The effective date is for changes made in fiscal years beginning after December 15, 2005.

      In June 2005, the Emerging Issues Task Force issued three consensuses that are subject to later ratification by the FASB:

      The first consensus is EITF 04-5 which establishes a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. Unless the limited partners have "kick-out rights" allowing them to dissolve or liquidate the partnership or otherwise remove the general partner "without cause," or "participating rights" allowing the limited partners to participate in significant decisions made in the ordinary course of the partnership's business, the general partner(s) hold effective control and should consolidate the limited partnership. This would be effective immediately for newly-formed limited partnerships and for existing limited partnership agreements that are modified. For existing limited partnership agreements that are not modified, it would be effective for the beginning of the first reporting period after December 15, 2005. We do not expect the adoption of EITF 04-5 will have a material impact on our consolidated financial position, results of operations or cash flows.

      The second consensus is EITF 05-2 which provides guidance for issuers of debt and preferred stock instruments with conversion features that may need to be accounted for as derivatives. We do not expect the adoption of EITF 05-2 will have a material impact on our consolidated financial position, results of operations or cash flows.

      The third consensus is EITF 05-6, "Determining the Amortization Period for Leasehold Improvements." The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. We do not expect the adoption of EITF 05-6 will have a material impact on our consolidated financial position, results of operations or cash flows.

Change of Certifying Accountant

      Effective January 17, 2006, Tanner LC, certified public accountants, resigned as our independent certifying accountants. The termination of our relationship with Tanner was unanimously accepted by our board of directors on January 17, 2006.

      Tanner's audit report to our financial statements for the years ended December 31, 2004 and 2003 includes an explanatory paragraph expressing substantial doubt as to our company's ability to continue as a going concern because we have not established an ongoing source of revenues sufficient to cover our operating costs. Our ability to continue as a going concern is dependent on obtaining adequate capital to fund future operating losses until we become profitable. The audit report contains no other adverse opinion, disclaimer of opinion or modification as to uncertainty, audit scope or accounting principle.

      In connection with its audit for the last two fiscal years and the interim periods until the date of termination, there have been no disagreements with Tanner on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Tanner, would have caused it to make reference to the subject matter of the disagreement in connection in its report on the financial statements.

      There were no reportable events (as defined in Item 304(a)(1)(iv) of Regulation S-B) during the years ended December 31, 2004 and 2003 or the subsequent interim period through January 17, 2006, except that Tanner reported in the letters to our audit committee and board of directors, dated November 18, 2005 and February 18, 2005, that it had identified deficiencies that existed in the design or operation of our internal control over financial reporting that it considered to be a "significant deficiency" or a "material weakness." The significant deficiency in our internal control consisted of
(1) lacking significant accounting policy disclosures for accounts receivable, patents and impairment of long-lived assets, and (2) that the associated MD&A section of Form 10-KSB initially lacked certain disclosures of critical accounting policies. The material weakness in our internal control consisted of a lack of accounting for conversion features embedded in our senior secured convertible notes and related warrants as embedded derivatives requiring liability classification. Tanner, through the previously mentioned letters, informed our board of directors and the audit committee of the board of directors that the lack of these internal controls could lead to our not being in a position to develop reliable financial statements. Our management also disclosed the significant deficiency and material weakness to our audit committee and board of directors. Our audit committee discussed the significant deficiency and material weakness with Tanner. We have authorized Tanner to respond fully to any inquiries by our successor auditor, HJ & Associates, LC, regarding the significant deficiency and material weakness in internal control.

      Additional effort is needed to fully remedy the significant deficiency and material weakness and we are continuing efforts to improve and strengthen our system of internal control over accounting and financial reporting. Our audit committee is working with our management and outside advisors to implement internal controls over accounting and financial reporting that are adequate and effective.

      Also on January 7, 2006, our board of directors unanimously approved a resolution to engage HJ & Associates, LC, certified public accountants, to become our new independent certifying accountants. During the two most recent fiscal years and through January 16, 2006, we had not consulted with HJ & Associates regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by concluding there was an important factor to be considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions thereto, or a reportable event, as set forth in Item 304(a)(1)(iv) of Regulation S-B.

                             BUSINESS
Background

      We were organized as a Utah corporation under the name "Laser Corporation" on January 12, 1983. Laser Corporation completed a public offering and registered its class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. In July 2003, Laser Corporation discontinued its laser equipment business and ceased active operations.

      On October 1, 2003, Laser Corporation completed the acquisition of BI Acquisitions, Inc., or BI, pursuant to a stock exchange agreement among Laser Corporation, BI and the shareholders of BI. Under the stock exchange agreement, Laser Corporation issued shares of its common stock to the shareholders of BI in exchange for all of the issued and outstanding shares of BI. As a result of the transaction, (i) the BI shareholders acquired, in the aggregate, 98% of the equity ownership of Laser Corporation, (ii) BI became a wholly-owned subsidiary of Laser Corporation, and (iii) Laser Corporation recommenced active operations by continuing BI's business of managing private satellite communication networks and providing video and audio production services. For accounting purposes, the transaction was treated as a reverse acquisition of Laser Corporation by BI.

      On January 13, 2004, pursuant to the stock exchange agreement, the name of our corporation was changed from Laser Corporation to "Broadcast International, Inc." and a 10:1 reverse stock split of our common stock was effected. References used herein to "we," "our," "us" and "Broadcast International" refer to Broadcast International, Inc. and our consolidated subsidiaries.

      On May 18, 2004, we acquired a majority ownership interest in IDI pursuant to the confirmation of IDI's plan of reorganization under the federal bankruptcy laws. Prior to the plan of reorganization, we had assumed operating control of IDI and its business of developing and commercializing the CodecSys technology. Under the plan of reorganization, we agreed to issue shares of our common stock and pay cash to creditors of IDI in exchange for shares of the common stock of IDI representing majority ownership of IDI. Since confirmation of the plan of reorganization, the operations of IDI have been consolidated with those of Broadcast International.

      Prior to the IDI plan of reorganization, Broadcast International and IDI entered into various transactions with Streamware Solutions AB, a licensee of the CodecSys technology. These transactions were effected in February 2004 in order to clarify IDI's rights to such technology and limit Streamware's license. Pursuant to the transactions with Streamware, we issued shares of our common stock and stock options to certain Streamware principals and shareholders.

      Following the IDI plan of reorganization, we entered into settlement agreements with the IDI co-founders and certain entities affiliated with the co-founders. These agreements were effected in September 2004 in order to consolidate the ownership and control of the CodecSys technology, to settle outstanding disputes and to satisfy certain obligations of the parties reflected in the plan of reorganization. Pursuant to the settlement agreements, we cancelled a prior agreement with the co-founders, terminated various obligations to the affiliates of the co-founders, and issued stock options and made a cash payment to the IDI co-founders. In return, the co-founders surrendered their stock in IDI for cancellation.

      The plan of reorganization and consolidation of IDI, including the related transactions with Streamware and the settlement agreement with the co-founders of IDI, as summarized above, were material transactions affecting Broadcast International in 2004. Each of these transactions is more fully described in Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Overview

      We install, manage and support private communication networks for large organizations that have widely-dispersed locations or operations. Our enterprise clients use these networks to deliver training programs, product announcements, entertainment and other communications to their employees and customers. We use a variety of delivery technologies, including satellite, Internet streaming and WiFi, depending on the specific needs and applications of our clients. All of the communication networks we are involved with utilize industry standard products and equipment sold by other companies. We sell a limited number of proprietary network products in connection with the services we provide. We also offer audio and video production services for our clients.

Services

      Following are some of the ways in which businesses utilize our services.

Internal Business Applications

      .  Deliver briefings from the CEO or other management

      .  Launch new products or services

      .  Present new marketing campaigns

      .  Train employees

      .  Announce significant changes or implement new policies and procedures

      .  Respond to crisis situations

External Business Applications

      .  Make promotional presentations to prospective customers or recruits

      .  Provide product/service training to customers

      . Train and communicate with sales agents, dealers, VARs, franchisees, association members, etc.

      .  Sponsor satellite media tours

      .  Provide video/audio news releases

Satellite-Based Services

      We utilize satellite technology for various business training and communication applications. The list that follows describes the comprehensive offering of products and services that attracts companies in need of a satellite solution.

      .  Network design and engineering

      .  Receiving equipment and installation

      .  Network management

      .  24/7 help desk services

      .  On-site maintenance and service

      .  Full-time or occasional transponder purchases (broadcast time)

      .  Uplink facilities or remote SNG uplink trucks

Streamed Video Hosting Services

      Until the last few years, satellite was the only technology that could deliver quality point to multi point video for business applications. Now, with the advancement of streaming technologies and the increase of bandwidth, the Internet provides an effective platform for video-based business training and communications. Our management believes that the Internet will become a major means of broadband business video delivery. Consequently, we have invested in the infrastructure and personnel needed to be a recognized provider of Internet-based services. Following are the services we currently provide:

      .  Dedicated server space

      .  High-speed, redundant Internet connection

      .  Secure access

      .  Seamless links from client's website

      .  Customized link pages and media viewers

      .  Testing or self-checks

      .  Interactive discussion threads

      .  Participation/performance reports for managers/administrators

      .  Notification of participants via email

      .  Pay-per-view or other e-commerce applications

      .  Live events

      .  24/7 technical support

Production and Content Development Services

      To support both satellite and Internet-based delivery platforms, we employ professional production and content development teams and operate full service video and audio production studios. A list of support services follows:

      .  In-studio or on-location video/audio production

      .  Editing/post-production

      .  Instructional design

      .  Video/audio encoding for Internet delivery

      .  Conversion of text or PowerPoint to HTML

      .  Alternative language conversion

      .  Access to "off-the-shelf" video training content

Service Revenue

      We generate revenue by charging fees for the services we provide, and/or by selling equipment and satellite time. A typical satellite network generates one-time revenues from the sale and installation of satellite receivers and antennas and monthly revenues from network management services. On-site maintenance/service, production fees, and occasional satellite time are charged as they are used.

      For Internet-based services, we charge customers monthly fees for hosting content, account management, quality assurance and technical support, if requested. For delivery of content, we generally charge a fee every time a person listens to or watches a streamed audio or video presentation.
Encoding, production and content creation or customization are billed as these services are performed. We have also entered into content development partnerships with professional organizations that have access to subject matter experts. In these cases, we produce web-based training presentations and sell them on a pay-per-view basis, sharing revenues with the respective partner.

      In the process of creating integrated technology solutions, we have developed proprietary software systems such as our content delivery system, incorporating site, user, media and template controls to provide a powerful mechanism to administer content delivery across multiple platforms and to integrate into any web-based system. We use our content delivery system to manage networks of thousands of video receiving locations for enterprise clients.

      The percentages of revenues derived from our different services fluctuate depending on the customer contracts entered into and the level of activity required by such contracts in any given period. Historically, of our net sales, approximately 80% are derived from satellite based services, approximately 10% are derived from product and content development services, and approximately 10% are derived from all other services.

      Our network management and support services are generally provided to customers by our operations personnel located at our corporate headquarters. Our production and content development services are generally provided by our personnel from our production studio. We generally contract with independent service technicians to perform our installation and maintenance services at customer locations throughout the United States. In September 2005, we contracted with an independent master distributor to sell our recently introduced video conferencing product. The master distributor is expected to resell our product through a network of independent dealers throughout the country.

CodecSys Technology

      We own proprietary video compression technology that we call "CodecSys." Video compression is the process by which video content is converted into a digital data stream for transmission over satellite, cable, Internet or wireless networks. Today, video compression is accomplished by using a single technique or computer formula to create a particular data stream. Our CodecSys technology uses multiple techniques or computer formulas to create a particular data stream. With CodecSys, video content may be transmitted over decreased bandwidth while maintaining media quality.

      In today's market, any video content designed to be distributed via satellite, cable, the Internet and other methods must be encoded into a digital stream using any one of numerous codecs. The most commonly used codecs are now MPEG2 and MPEG4. When new codecs are developed that perform functions better than the current standards, all of the video content previously encoded in the old format must be re-encoded to take advantage of the new codec. Our CodecSys technology eliminates that obsolescence in the video compression marketplace by integrating new codecs into its library. Using a CodecSys switching system to utilize the particular advantages of each codec, we may utilize any new codec as it becomes available by including it in the library. Codec switching can happen on a scene-by-scene or even a frame-by-frame basis.

      We believe the CodecSys technology represents an unprecedented shift from using only a single codec to compress video content to using multiple codecs and algorithms in the compression and transmission of content. The CodecSys system selects dynamically the most suitable codecs available from the various codecs stored in its library to compress a single video stream. As a video frame, or a number of similar frames (a scene), is compressed, CodecSys applies the codec from the library that best compresses that content. CodecSys repeats the selection throughout the video encoding process, resulting in the use of numerous codecs on a best performance basis. The resulting file is typically substantially smaller than when a single codec compression method is used.

New Products and Services

      We believe our CodecSys technology will offer significant efficiencies and cost savings associated with video content transmission and storage. In August 2005, we commenced marketing and selling the first application of our CodecSys technology in a video conferencing product. We are still developing and improving the CodecSys technology for a variety of other applications, including Internet streaming, satellite encoding and transmitting video content to cellular phones and other hand-held electronic devices. We believe these applications may hold substantial licensing and other revenue opportunities for our business. Commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually. This estimate will increase or decrease depending on funds available to us.

      Following are examples with brief descriptions of various applications of the CodecSys technology that have been identified by management.

Video Conferencing Product

      Our first product utilizing the CodecSys technology is an Internet-based video conferencing product. This product provides point-to-point and multi-party video conferencing at significantly reduced bandwidth and accompanying costs with video quality equal to or better than other commercially available equipment. Because of the benefits associated with this product, we believe there are revenue opportunities to sell this product to enterprise customers desiring a competitively priced video conference product that utilizes existing Internet connections.

Internet Streaming

      Using CodecSys, customers are expected to be able to customize and optimize different streams, platforms and channels, including broadband, dial-up connections, landline, satellite and wireless. Commercial quality video and stereo audio at low bandwidths is anticipated to provide a compelling competitive advantage in applications such as video-on-demand, distance learning and remote monitoring. We anticipate realizing licensing fees and revenue from vendors of video-on-demand, distance learning and remote monitoring products and services who desire to reduce their distribution costs associated with such products and services while maintaining or improving the quality of their transmissions.

Satellite Encoding

      We are currently developing a satellite encoder product that utilize the CodecSys technology. We expect to use the product in connection with satellite transmissions over our private communication networks, thereby providing customers with reduced satellite transmission time and corresponding cost savings. We plan to generate additional revenue by selling our private communication network satellite services to enterprise clients who are particularly cost-sensitive to such services. We may also sell the satellite encoder product to other satellite transmission vendors and service providers who desire to reduce satellite transmission time and resulting costs.

Transmitting video content to cellular phones and other hand-held electronic devices

      Video content that is currently being transmitted to cellular phones, PDAs and other hand-held electronic devices is currently limited by bandwidth and quality constraints. We believe that our CodecSys technology will mitigate these constraints and offer higher quality transmissions with lower bandwidth requirements, thereby allowing enhanced video content, including full motion music videos, advertisements, sporting highlights and movie trailers. We intend to generate additional revenue by licensing our technology to video content providers in these applications.

Research and Development

      We have spent substantial amounts in connection with our research and development efforts. These efforts have been dedicated to the development and commercialization of the CodecSys technology. For the year ended December 31, 2004, we recorded research and development in process expenses of approximately $12.7 million, resulting primarily from the accounting treatment of the transactions with IDI, Streamware and the co-founders of IDI. Our ability to support future research and development activities will depend on our ability to generate and/or obtain adequate funding. Assuming such funding is obtained, management estimates we will incur approximately $2.0 million annually in research and development expenses as we pursue commercialization applications for our technology as described above. This estimate will increase or decrease depending on funds available to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."

Intellectual Property Protection

      Because much of our future success and value depends on the CodecSys technology, our patent and intellectual property strategy is of critical importance. Two provisional patents describing the technology were filed on September 30, 2001. We have filed for patent protection in the United States and various foreign countries. As of March 15, 2006, we had two issued patents and 21 pending patent applications, of which five were U.S. applications and 16 were foreign counterpart applications.

      We have identified additional applications of the technology, which represent potential patents that further define the product specific applications of the processes that are covered by the original patents. We intend to continue building our intellectual property portfolio as funding permits.

      We have registered the "CodecSys" trademark with the U.S. Patent and Trademark Office, and seek to protect our know-how, trade secrets and other intellectual property through a variety of means, including confidentiality agreements with our employees and customers.

Major Customers

      A small number of customers account for a large percentage of our revenue. Our business model relies upon generating new sales to existing and new customers. In 2004, our three largest customers accounted for approximately 53% of revenues. Our contract with one of these customers expired in May 2005; however, we continue to provide satellite installation services for this customer on a project-by-project basis. This customer accounted for 21% of revenues in 2004. Our contracts with the other two customers expire in December 2006 and in 2007, subject to renewal or extension. As more customers are added, it is expected that our dependence on such customers will be reduced.

Competition

      The communications industry is extremely competitive. In the private satellite network market, from which 84% of our 2004 revenues were derived, there are many firms that provide some or all of the services we provide. Many of these competitors are larger than us and have significantly greater financial resources. In the bidding process for potential customers, many of our competitors have a competitive advantage in the satellite delivery of content because many own satellite transponders or otherwise have unused capacity that gives them the ability to submit lower bids than we are able to make. In the satellite network and services segment, we compete with Convergent Media Systems, Globecast, IBM, Cisco, TeleSat Canada and others. With respect to video conferencing, we compete with Sony, Polycom, Tandberg and others.

      There are several additional major market sectors in which we plan to compete with our CodecSys technology, all with active competitors. These sectors include the basic codec technology market, the corporate enterprise and small business streaming media market, and the video conferencing market. These are sectors where we may compete by providing direct services. Competition in these new market areas will also be characterized by intense competition with much larger and more powerful companies, such as Microsoft and Yahoo, that are already in the video compression and transmission business. Many of these competitors already have an established customer base with industry standard technology, which we must overcome to be successful.

      On a technology basis, CodecSys competition varies by market sector, with codecs and codec suppliers like Microsoft Windows Media Player, Real Networks' Real Player, Apple Quicktime, MPEG2, MPEG4, On2, DivX and many others. There are several companies, including Akamai, Inktomi, Activate and Loudeye, that utilize different codec systems. These companies specialize in encoding, hosting and streaming content services primarily for news/entertainment clients with large consumer audiences. All are larger and have greater financial resources than we have.

Employees

      We employ 44 full-time personnel at our executive offices and studio facilities in Salt Lake City, Utah, three employees at the Staples, Inc. studios in Framingham, Massachusetts, and three employees in Folsom, California at IDI. In addition, we engage voice talent on an "as needed" basis at our recording studios and employ the services of independent sales representatives.

Government Regulation

      We have seven licenses issued by the Federal Communications Commission for satellite uplinks, Ethernet, radio connections and other video links between our facilities and third-party uplinks. Notwithstanding these licenses, all of our activities could be performed outside these licenses with third-party vendors. All material business activities are subject to general governmental regulations with the exception of actual transmission of video signals via satellite.

Properties

      Our executive offices are located at 7050 Union Park Ave., Suite 600, Salt Lake City, Utah 84047. We occupy the space at our executive offices under a lease, the term of which ends October 1, 2007. The lease covers approximately 13,880 square feet of office space leased at a rate of approximately $24,000 per month. Our production studio is located at 6952 South 185 West, Unit C, Salt Lake City, Utah 84047, and consists of approximately 15,200 square feet of space leased at a current rate of approximately $8,500 per month. The studio lease expires on November 30, 2008. We have also entered into a cancellable lease for IDI office space located at 160 Blue Ravine, Folsom, California 95630. This space has been used for development of our CodecSys technology. This lease is for a term of one year and expires December 31, 2006, and is leased at a rate of $2,500 per month. To the extent we continue the development program in California, we do not anticipate any problem with locating suitable space. We have no other properties.

Legal Proceedings

      There are no legal proceedings pending against us, and, to the knowledge of management, no material litigation has been threatened.

                            MANAGEMENT

Executive Officers and Directors

      The following table sets forth the names, ages and positions of our executive officers and directors:

       Name                           Age  Position
       ----                          ----- ---------

       William Davidson, Ph.D........ 54   Chairman of the Board

       Rodney M. Tiede............... 44   Chief Executive Officer, President
                                           and Director

       Randy Turner.................. 50   Chief Financial Officer and
                                           Treasurer

       Reed L. Benson................ 58   Vice President, Secretary, General
                                           Counsel and Director

       James E. Solomon.............. 55   Director

       Kirby D. Cochran.............. 52   Director

       William Davidson, Ph.D. has been our Chairman of the Board and a director since March 2006. Since 1984, Dr. Davidson has been President of MESA Research, a management consulting firm which he founded. From 1985 to 1998, he served as a tenured Professor of Management at the Marshall School of Business, University of Southern California. Dr. Davidson held leadership responsibilities in Deloitte & Touche LLP's telecom and media management consulting practice from 1996 to 1998. Dr. Davidson earned an A.B. in Economics, a Masters in Business Administration Degree and a Doctorate Degree in Business Administration, all from Harvard University.

      Rodney M. Tiede has been our Chief Executive Officer, President and a director since the BI acquisition in October 2003. From August 2000 to the present, Mr. Tiede has been the President, Chief Executive Officer and a director of BI, a wholly-owned subsidiary. From April 2003 to the present, Mr. Tiede has also been the Chief Executive Officer and a director of IDI, a consolidated subsidiary. From November 1987 to August 2000, Mr. Tiede was employed as Director of Sales, Vice President and General Manager of Broadcast International, Inc., the predecessor of BI. Mr. Tiede received a Bachelor of Science Degree in Industrial Engineering from the University of Washington in 1983.

      Randy Turner has been our Chief Financial Officer and Treasurer since the BI acquisition in October 2003. He was also a director of ours from October 2003 until February 2006. From August 2000 to the present, Mr. Turner has been the Chief Financial Officer and Secretary of BI. From April 2003 to the present, Mr. Turner has also been the Chief Financial Officer and Secretary of IDI. From January 1990 to August 2000, Mr. Turner was Chief Accounting Officer of Broadcast International, Inc., the predecessor of BI, and Treasurer of Data Broadcasting Corporation, the former parent company of BI. He received a Bachelor of Science Degree in Accounting from Weber State University in 1985.

      Reed L. Benson has been our Vice President, Secretary, General Counsel and a director since the BI acquisition in October 2003. He has been in the private practice of law from April 2000 to the present and consulted directly with BI during that period. From August 1987 to April 2000, he was Vice President, Secretary and General Counsel of Broadcast International, Inc., the predecessor of BI, and from June 1995 to April 2000, he served as Vice President, Secretary and General Counsel of Data Broadcasting Corporation, the former parent company of BI. From April 2003 to the present, Mr. Benson has also been the General Counsel and a director of IDI. Mr. Benson is President and a director of Xvariant, Inc., a public company. Mr. Benson received a Bachelor of Science Degree in Accounting from the University of Utah in 1971 and a Juris Doctor Degree from the University of Utah College of Law in 1976. Mr. Benson became a certified public accountant in 1974 and is currently an attorney licensed to practice in Utah.

      James E. Solomon has been a director of ours since September 2005. From 1995 to January 2002, Mr. Solomon was a business consultant primarily for emerging growth companies. In January 2002, he formed Corporate Development Services, Inc., a business consulting firm, and has served as President since its formation. From June 1993 to the present, Mr. Solomon has been an adjunct professor at the Graduate School of Business at the University of Utah. Mr. Solomon serves on the Board of Directors of Nevada Chemicals, Inc., a public company, as well as several privately-held companies. Mr. Solomon received a Bachelor of Science Degree in Finance from the University of Utah in 1972.
Mr. Solomon became a certified public accountant in 1974.

      Kirby D. Cochran has been a director of ours since February 2006. For the past five years, Mr. Cochran has been an angel investor and business consultant, assisting growth stage companies with their strategy and operations. From May 1999 to May 2005, he taught graduate school as an adjunct professor in the Business and Finance Departments at the University of Utah. Mr. Cochran holds a Masters in Business Administration Degree from North Dakota State University.

      Our directors generally serve until the next annual or special meeting of shareholders held for the purpose of electing directors. Our officers generally serve at the discretion of the Board of Directors. Two of our directors are employees who serve as officers of Broadcast International. The service of these two officers and an additional officer is governed by the terms of their respective employment contracts. See "Employment Contracts and Change in Control Arrangements" below.

      As noted above, several of our executive officers and directors have served as officers and directors of BI since August 2000 and as officers and directors of IDI since April 2003. During 2001 and 2002, BI entered into various licensing agreements with IDI and purchased shares of convertible preferred stock of IDI. Management of BI determined that the CodecSys technology being developed by IDI represented a significant opportunity for BI and its future business prospects. By April 2003, the financial condition of IDI had deteriorated significantly and BI provided a line of credit to IDI to sustain its operations. At such time, BI also assumed operational control of IDI. By October 2003, management of BI realized that IDI could not survive on its own notwithstanding the financial support provided by BI. Accordingly, IDI filed for bankruptcy protection under chapter 11 of the federal bankruptcy code on October 23, 2003. Over the next seven months, IDI continued its limited operations and designed a bankruptcy plan of reorganization which was confirmed on May 18, 2004. Under the plan of reorganization, Broadcast International issued shares of our common stock to creditors of IDI and assumed certain liabilities of IDI in exchange for shares of the common stock of IDI representing majority ownership of IDI. Since confirmation of the plan of reorganization, the operations of IDI have been consolidated with ours.
For additional information regarding the IDI bankruptcy, see Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Audit Committee and Financial Expert

      Our Audit Committee was established in September 2005 and currently includes Messrs. Solomon and Cochran. Mr. Solomon serves as Chairman of the Audit Committee. The functions of the Audit Committee include recommending an independent registered public accounting firm to audit our annual financial statements, reviewing the independence of our auditors, the financial statements and the auditors' report, and reviewing management's administration of our system of internal control over financial reporting and disclosure controls and procedures. The Board of Directors has not yet adopted a written Audit Committee charter or similar document. Each of the members of the Audit Committee is "independent" under the definition of independence in Rule 4200(a)(15) of the NASD's listing standards.

      Our Board of Directors has determined that James E. Solomon meets the requirements of an "Audit Committee Financial Expert" as defined in Item 401(e) of Regulation S-B adopted by the Securities and Exchange Commission.

Summary Executive Compensation

      The following table sets forth the compensation of our chief executive officer and the other executive officers for the three years ended December 31, 2004.

                                                 Annual Compensation
                                          -----------------------------------
                             Fiscal Year
                               Ended                           All Other
Name and Principal Position  December 31  Salary($) Bonus($) Compensation($)
---------------------------- ------------ --------- -------- ---------------
Rodney M. Tiede                 2004       120,000        0      5,824 (2)
Chief Executive Officer (1)     2003        30,000        0      1,245 (2)
                                2002             0        0          0
----------------------------------------------------------------------------
Randy Turner                    2004       100,000        0      4,895 (2)
Chief Financial Officer (1)     2003        25,000        0      1,068 (2)
                                2002             0        0         0
----------------------------------------------------------------------------
Reed L. Benson                  2004        81,700(3)     0      1,252 (2)
Vice President, Secretary       2003        15,000(3)     0          0
and General Counsel (1)         2002            0         0          0
----------------------------------------------------------------------------

     (1) Became an executive officer on October 1, 2003, and includes compensation from such date.

     (2) Includes amounts paid by us for 401(k) matching amounts and employee life insurance.

     (3) Mr. Benson was paid by way of consulting fees until April 2004, which fees are included in the table above. Subsequent to April 2004, Mr. Benson was paid as an employee of ours.


Aggregated Options/SAR Exercises in Last Fiscal Year And FY-End Options/SAR
Values

      The following table summarizes for the executive officers the number of stock options exercised during the fiscal year ended December 31, 2004, the aggregate dollar value realized upon exercise, the total number of unexercised options held at December 31, 2004 and the aggregate dollar value of in-the-money unexercised options held at December 31, 2004. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date (based upon the average of the high and low prices of common stock as reported by the OTC Bulletin Board, and the exercise price of the option. Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the option. The value of unexercised, in-the-money options at December 31, 2004 is the aggregate amount of the difference between their exercise price and $4.00 per share, the fair market value of the underlying stock on December 31, 2004, based on the closing price of our common stock on that date.

      The underlying options have not been and may never be exercised. The actual gains, if any, on exercise will depend on the value of our common stock on the actual date of exercise. There can be no assurance that these values will be realized.

                                                 Number of
                                                 Securities     Value of
                                                 Underlying     Unexercised
                                                 Unexercised    In-the-Money
                                                 Options/SAR's  Options/SAR's
                                                 At FY-End(#)   At FY-End($)
                                                 -------------- --------------
                    Shares Acquired  Value       Exercisable/   Exercisable/
Name                on Exercise (#)  Realized($) Unexercisable  Unexercisable
------------------- ---------------- ----------- -------------- --------------
Rodney M. Tiede....        -              -            0/50,000           0/0
Randy Turner.......        -              -      508,056/50,000   2,022,063/0
Reed L. Benson.....        -              -           0/100,000           0/0

Options/SAR Grants in Last Fiscal Year

                       Number of       % of Total
                       Securities      Options/SAR's
                       Underlying      Granted to       Exercise or
                       Options/SAR's   Employees in     Base Price  Expiration
Name                   Granted(#)(1)   Fiscal Year(2)   ($/Sh)(3)   Date
---------------------- --------------- ---------------- ----------- ----------
Rodney M. Tiede.......      50,000         20%             6.05      4/2014

Randy Turner..........      50,000         20%             6.05      4/2014

Reed L. Benson........     100,000         40%             6.05      4/2014
____________________

(1) All of the options granted in 2004 vest ratably over three years, beginning on April 28, 2005.

(2) The percentages reflected in the table above were computed based on the total number of shares (248,000) issuable under options granted to employees and directors.

(3) The exercise price shown above equals the fair market value on the date of grant, which fair market value was determined by the closing price of our common stock as reported by the OTC Bulletin Board.

Compensation of Directors

      Our non-employee directors receive fees of $20,000 per year and an annual grant of stock options to purchase 75,000 shares of our common stock at an exercise price equal to the fair market value of the stock at the time of grant. In addition, each of the Chairman of the Board and Chairman of the Audit Committee receives an annual fee of $5,000 for serving in such capacity. Directors who are employees of Broadcast International receive no additional compensation for serving as directors.

Employment Contracts and Change in Control Arrangements

      In April 2004, we and Mr. Tiede entered into an employment agreement covering Mr. Tiede's employment for a term commencing upon the execution of the agreement and continuing until December 31, 2006. The agreement calls for payment of a gross annual salary of not less than $120,000, payable in equal bi-weekly installments for the year ended December 31, 2004, subject to such increases as the Board of Directors may approve. The agreement further provides that Mr. Tiede shall receive a performance bonus on an annual basis equal to up to 100% of his base salary for the fiscal year then ended, the exact percentage to be determined in the sole discretion of the Board of Directors (or the Compensation Committee thereof) based upon an evaluation of the performance of Mr Tiede during the previous fiscal year. The agreement also provides for participation in our long-term incentive stock option plan, the payment of severance pay, and other standard benefits such as vacation, participation in our other benefit plans and reimbursement for necessary and reasonable business expenses. In the event of a change in control of Broadcast International, defined as the purchase of shares of our capital stock enabling any person or persons to cast 20% or more of the votes entitled to be voted at any meeting to elect directors, Mr. Tiede shall have the right to terminate the employment agreement and receive severance pay equal to the base salary and a bonus equal to 50% of the salary for the remainder of the employment term or two years, whichever is longer. In addition, if the change of control event results in the shareholders of Broadcast International exchanging their shares for stock or other consideration, Mr. Tiede shall receive an amount equal to the per share price paid to the shareholders of Broadcast International less the pre-announcement price multiplied by 50,000.

      In April 2004, we and Mr. Turner entered into an employment agreement covering Mr. Turner's employment for a term commencing upon the execution of the agreement and continuing until December 31, 2006. The agreement calls for payment of a gross annual salary of not less than $100,000, payable in equal bi-weekly installments for the year ended December 31, 2004, subject to such increases as the Board of Directors may approve. The agreement further provides that Mr. Turner shall receive a performance bonus on an annual basis equal to up to 100% of his base salary for the fiscal year then ended, the exact percentage to be determined in the sole discretion of the Board of Directors (or the Compensation Committee thereof) based upon an evaluation of the performance of Mr. Turner during the previous fiscal year. The agreement also provides for participation in our long-term incentive stock option plan, the payment of severance pay, and other standard benefits such as vacation, participation in our other benefit plans and reimbursement for necessary and reasonable business expenses. In the event of a change in control of Broadcast International, defined as the purchase of shares of our capital stock enabling any person or persons to cast 20% or more of the votes entitled to be voted at any meeting to elect directors, Mr. Turner shall have the right to terminate the employment agreement and receive severance pay equal to the base salary and a bonus equal to 50% of the salary for the remainder of the employment term or two years, whichever is longer. In addition, if the change of control event results in the shareholders of Broadcast International exchanging their shares for stock or other consideration, Mr. Turner shall receive an amount equal to the per share price paid to the shareholders of Broadcast International less the pre-announcement price multiplied by 50,000.

      In April 2004, we and Mr. Benson entered into an employment agreement covering Mr. Benson's employment for a term commencing upon the execution of the agreement and continuing until December 31, 2006. The agreement calls for payment of a gross annual salary of not less than $84,000, payable in equal bi-weekly installments for the year ended December 31, 2004, subject to such increases as the Board of Directors may approve. The agreement further provides that Mr. Benson shall receive a performance bonus on an annual basis equal to up to 100% of his base salary for the fiscal year then ended, the exact percentage to be determined in the sole discretion of the Board of Directors (or Compensation Committee thereof) based upon an evaluation of the performance of Mr. Benson during the previous fiscal year. The agreement also provides for participation in our long-term incentive stock option plan, the payment of severance pay, and other standard benefits such as vacation, participation in our other benefit plans and reimbursement for necessary and reasonable business expenses. In the event of a change in control of Broadcast International, defined as the purchase of shares of our capital stock enabling any person or persons to cast 20% or more of the votes entitled to be voted at any meeting to elect directors, Mr. Benson shall have the right to terminate the employment agreement and receive severance pay equal to the base salary and a bonus equal to 50% of the salary for the remainder of the employment term or two years, whichever is longer. In addition, if the change of control event results in the shareholders of Broadcast International exchanging their shares for stock or other consideration, Mr. Benson shall receive an amount equal to the per share price paid to the shareholders of Broadcast International less the pre-announcement price multiplied by 50,000.

Related Party Transactions

      Since April 2003, BI (and since October 2003, Broadcast International) advanced money to IDI, pursuant to the terms of a secured, revolving line of credit, which allowed IDI to continue operations. At December 31, 2003, the outstanding principal amount advanced under the line of credit was $82,200, included in other long-term assets. From January 2004 until the consolidation of IDI in May 2004, Broadcast International advanced an additional $182,808 to IDI. The entire advanced amount of $265,008 was expensed upon consolidation when the IDI bankruptcy plan of reorganization was confirmed. See Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

                PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth the following information as of March 15, 2006:

      . the number and percent of shares of our common stock that are beneficially owned by each director and executive officer and by each person known by us to own beneficially more than 5% of our common stock;

      .  the names of the selling shareholders;

      . the number and percent of shares of our common stock that the selling shareholders beneficially owned prior to the offering for resale of the shares under this prospectus;

      . the number of shares of our common stock that may be offered for resale for the account of the selling shareholders under this prospectus; and

      . the number and percent of shares of our common stock to be beneficially owned by the selling shareholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling shareholders).

      None of the selling shareholders are executive officers, directors or affiliates of Broadcast International. All of the selling security holders are either (i) principals or shareholders of Streamware Solutions AB (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations"), (ii) institutional funds (see
"Description of Our Capital Stock   Senior Secured Convertible Notes and
Related Warrants"), or (iii) affiliates of Stonegate Securities, Inc., the registered broker-dealer who acted as our placement agent with respect to the
institutional funds (see "Description of Our Capital Stock   Senior Secured
Convertible Notes and Related Warrants"). The affiliates of Stonegate Securities purchased their shares of common stock in the ordinary course of business and at no time, including the time of purchase, have we had any agreement, understanding or arrangement, directly or indirectly, with such affiliates or any other party to distribute shares of our common stock.

      The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each selling shareholder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many, if any, shares they will sell. We currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The table below assumes the sale of all of the resale shares, including those issuable upon conversion of the outstanding senior secured convertible notes and upon exercise of the outstanding stock options and warrants.


                                  Shares          Number   Shares Beneficially
                             Beneficially Owned   of          Owned After
                              Prior to Offering   Shares      Offering(1)
                            --------------------  Being    -------------------
Shareholder                   Number     Percent  Offered  Number    Percent
--------------------------  ------------ ------- --------- ---------- --------
Rodney M. Tiede (2)(3)        3,998,174   16.9%       -     3,998,174  14.9%

Renae Hambly (2)(4)           1,737,292    7.2%       -     1,737,292   6.4%

Kenneth Moore (2)(5)          1,732,090    7.2%       -     1,732,090   6.3%

Randy Turner (2)(6)           1,534,674    6.4%       -     1,534,674   5.6%

Gryphon Master Fund,
 L.P. (7)                     1,066,667    4.3%  1,066,667          -     -

Bushido Capital
 Master Fund, LP (8)            800,000    3.3%    800,000          -     -

                                  Shares          Number   Shares Beneficially
                             Beneficially Owned   of          Owned After
                              Prior to Offering   Shares      Offering(1)
                            --------------------  Being    -------------------
Shareholder                   Number     Percent  Offered  Number    Percent
--------------------------  ------------ ------- --------- ---------- --------

Gamma Opportunity
 Capital Partners, LP (8)       800,000    3.3%    800,000          -     -

Reed L. Benson (9)              719,422    3.0%          -    719,422   2.7%

GSSF Master Fund, LP (10)       533,333    2.2%    533,333          -     -

Viking Finance AS (11)          354,373    1.5%    354,373          -     -

Bradley Scott                   300,293    1.3%    300,293          -     -

TTA Holdings, Ltd. (12)         220,728      *     220,728          -     -

William Davidson (13)           100,000      *           -    100,000     *

Kirby D. Cochran (13)            75,000      *           -     75,000     *

James E. Solomon (13)            75,000      *           -     75,000     *

Jesse B. Shelmire IV (14)        73,636      *      73,636          -     -

Scott R. Griffith (14)           73,636      *      73,636          -     -

Michael Martin                   62,500      *      62,500          -     -

Ivar Davidsen                    50,000      *      50,000          -     -

Claes Nilsson                    39,339      *      39,339          -     -

Fred Moore                       35,000      *      35,000          -     -

Percy Gustafsson                 32,617      *      32,617          -     -

Doug Howard                      19,500      *      19,500          -     -

Solutions Financial Corp.(15)    16,893      *      16,893          -     -

Stein Matre                      11,112      *      11,112          -     -

Geoff Hardies                    10,000      *      10,000          -     -

Torbjorn Gunnarson                9,414      *       9,414          -     -

Patrik Elmberg                    8,312      *       8,312          -     -

Eva Kernell-Snadberg              5,270      *       5,270          -     -

Stefan Johansson                  4,698      *       4,698          -     -

                                  Shares          Number   Shares Beneficially
                             Beneficially Owned   of          Owned After
                              Prior to Offering   Shares      Offering(1)
                            --------------------  Being    -------------------
Shareholder                   Number     Percent  Offered  Number    Percent
--------------------------  ------------ ------- --------- ---------- --------

Ingvar Kvernes                    3,000      *       3,000          -     -

Pro Bona AS (16)                  2,834      *       2,834          -     -

Mikael Johnsson                   1,511      *       1,511          -     -

Ann Holmes                          108      *         108          -     -

All directors and
executive officers as
a group (6 persons) (17)      6,502,270   26.6%          -  6,502,270  23.5%

__________________________________
* represents less than 1% of the issued and outstanding common stock.

(1) Assumes the issuance of all shares of our common stock issuable upon conversion of outstanding senior secured convertible notes and upon the exercise of outstanding warrants held by the selling shareholders.

(2) The address for each named individual is our address at 7050 Union Park Avenue, Suite 600, Salt Lake City, Utah 84047, and all named individuals are employees of Broadcast International.

(3) Includes 328,440 shares held by Mr. Tiede as custodian under the Uniform Gift to Minors Act for the benefit of his children and presently exercisable options to acquire 16,666 shares.

(4) Includes presently exercisable options to acquire a total of 513,258 shares of common stock held by Ms. Hambly and her spouse.

(5) Includes presently exercisable options to acquire 508,056 shares of common stock.

(6) Includes 57,477 shares held by Mr. Turner as custodian under Uniform Gift to Minors Act for the benefit of his child and presently exercisable options to acquire 524,722 shares of common stock.

(7) Includes 666,667 shares issuable upon the conversion of outstanding senior secured convertible notes and 400,000 shares issuable upon the exercise of presently exercisable warrants. See "Description of Our Capital Stock - Senior Secured Convertible Notes and Related Warrants." The control person of Gryphon Master Fund, L.P. is E.B. Lyon IV.

(8) Includes 500,000 shares issuable upon the conversion of outstanding senior secured convertible notes and 300,000 shares issuable upon the exercise of presently exercisable warrants. See "Description of Our
        Capital Stock   Senior Secured Convertible Notes and Related
        Warrants." The control person of Bushido Capital Master Fund, LP is Christopher Rossman. The control person of Gamma Opportunity Capital Partners, LP is Jonathan P. Knight, Ph.D.

(9) Includes 686,089 shares held by a limited liability company of which Mr. Benson and his spouse own a 40% equity interest. Mr. Benson is the manager of the limited liability company and, as such, has voting and investment power with respect to all such shares. Mr. Benson disclaims beneficial ownership of all such shares except to the extent of his equity interest therein. Also includes presently exercisable options to acquire 33,333 shares.

(10) Includes 333,333 shares issuable upon the conversion of outstanding senior secured convertible notes and 200,000 shares issuable upon the exercise of presently exercisable warrants. See "Description of Our Capital Stock - Senior Secured Convertible Notes and Related Warrants." The control person of GSSF Master Fund, L.P. is E.B. Lyon IV.

(11)    The control person of Viking Finance AS is Ivar Davidsen.

(12)    The control person of TTA Holdings, Ltd. Is Michael Martin.

(13) Represents shares issuable upon the exercise of presently exercisable stock options.

(14) An affiliate of Stonegate Securities, Inc., the broker-dealer who acted as our placement agent with respect to the institutional funds
       (see "Description of Our Capital Stock - Senior Secured Convertible
        Notes and Related Warrants").

(15)    The control person of Solutions Financial Corp. is Jack Eyre.

(16)    The control person of Pro Bona AS is Erik Flick.

(17) Includes presently exercisable options to acquire a total of 824,721 shares of common stock held by all directors and executive officers.


                       PLAN OF DISTRIBUTION

      This prospectus relates to the resale of up to 6,547,272 shares of our common stock owned by the selling shareholders, including:

      . up to 1,334,772 shares of our common stock outstanding and owned beneficially and of record on the date hereof by the selling shareholders; and

      . up to 2,000,000 shares of our common stock upon conversion of outstanding senior secured convertible notes and up to 1,200,000 shares upon exercise of related warrants.

      The selling security holders may sell the resale shares for cash, from time to time, in one or more transactions at:

      .    fixed prices,

      .    market prices at the time of sale,

      .    varying prices and terms to be determined at the time of sale, or

      .    negotiated prices.

      The selling security holders will act independently of us in making decisions regarding the timing, manner and size of each sale. The security holders may effect these transactions by selling the resale shares to or through broker-dealers. Broker-dealers engaged by the security holders may arrange for other broker-dealers to participate in the resales. The resale shares may be sold in one or more of the following types of transactions:

      . block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction,

      . purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus,

      . an exchange distribution in accordance with the rules of the exchange,

      . ordinary brokerage transactions and transactions in which a broker solicits purchasers,

      . privately negotiated transactions between the selling security holders and purchasers, without a broker-dealer, and

      .    a combination of any of the above transactions.

      We may amend or supplement this prospectus from time to time to describe a specific or additional plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

      . the name of the selling security holder and the participating broker-dealer,

      .     the number of shares involved,

      .     the price at which the shares were sold,

      . the commissions paid or discounts or concessions allowed to the broker-dealer,

      . that the broker-dealer did not conduct any investigation to verify the information contained in this prospectus, and

      .     any other facts material to the transaction.

      In addition, if a selling security holder notifies us that a donee, pledgee or other transferee of the security holder intends to sell more than 500 shares, we will file a supplement to this prospectus. In addition, if a security holder notifies us of any material change with respect to the plan of distribution of the resale shares described herein, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

      The security holders may enter into hedging transactions with broker-dealers in connection with distributions of the resale shares. In these transactions, broker-dealers may engage in short sales of the shares to offset the positions they assume with the security holders. The security holders also may sell shares short and redeliver the shares to close out their short positions. The security holders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the resale shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The security holders also may loan or pledge the resale shares to a broker-dealer. The broker-dealer may sell the loaned or pledged shares under this prospectus.

      Broker-dealers or agents may receive compensation from security holders in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the resale shares for whom they act as agents or to whom they sell as principals, or both. A broker-dealer's compensation will be negotiated in connection with the sale and may exceed the broker-dealer's customary commissions. Broker-dealers, agents or the security holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of the resale shares. Any commission, discount or concession received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

      Because the security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

      The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the security holders.

      The resale shares will be sold only through registered or licensed brokers or dealers if so required under applicable state securities laws. In addition, in certain states the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the security holders or any other person. We will make copies of this prospectus available to the selling security holders and we have informed them of the requirement to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

      We will pay all costs, expenses and fees associated with the registration of the resale shares. The security holders will pay all commissions and discounts, if any, associated with the sale of the resale shares. The security holders may agree to indemnify any broker-dealer or agent that participates in sales of the resale shares against specified liabilities, including liabilities arising under the Securities Act. The security holders have agreed to indemnify certain persons, including us and broker-dealers and agents, against specified liabilities in connection with the offering of the resale shares, including liabilities arising under the Securities Act.

                 DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock presently consists of 40,000,000 shares of common stock, par value $0.05 per share and 10,000,000 shares of preferred stock, no par value. As of March 15, 2006, we had 23,632,818 shares of common stock outstanding, and no shares of preferred stock outstanding. The following is a summary of the terms of our capital stock.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends, as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock, subject to the rights of the holders of preferred stock, are entitled to receive ratably our net assets available after the payment of our debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our Board of Directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, option, or special rights and the qualifications, limitations, or restrictions of those series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. The issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of our common stock.

Senior Secured Convertible Notes and Related Warrants

      We issued senior secured convertible notes and warrants when we entered into a securities purchase agreement dated May 16, 2005 with four institutional funds. Under the terms of the securities purchase agreement, as amended, we executed four senior secured convertible 6% notes for a total indebtedness of $3,000,000 in favor of the institutional funds, which senior secured convertible notes are convertible into our common stock at $1.50 per share. The senior secured convertible notes bear interest at the annual rate of 6% and are due May 16, 2008. Interest-only payments are due semi-annually with the first payment of $90,000 made on November 16, 2005. The senior secured convertible notes are exercisable anytime until their due date.

      In connection with the notes, we issued warrants to the institutional funds exercisable for a total of 1,200,000 shares of our common stock at $2.00 per share. The warrants are exercisable anytime until May 16, 2010.

      The $1.50 conversion price of the senior secured convertible notes and the $2.00 exercise price of the warrants are subject to adjustment in certain circumstances. For a description of these price adjustments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."

      When we issued the senior secured convertible notes and warrants described above, we also granted additional investment rights to the institutional funds to invest up to an additional $3,000,000 in convertible notes with the same terms and conditions as the senior secured convertible notes, including a grant of the same number of warrants with the same terms. These additional investment rights expire ninety (90) days from February 3, 2006. The additional investment rights are exercisable at the discretion of the funds.

      At the time we entered into the securities purchase agreement, we agreed to issue warrants to affiliates (as defined in Rule 144 promulgated under the Securities Act of 1933, as amended) of Stonegate Securities, Inc., a registered broker-dealer who acted as our placement agent with respect to the institutional funds if we obtain additional funding from the funds, whether by exercise of the additional investment rights or exercise of warrants. The broker-dealer affiliates may be issued warrants with the same terms as those governing the warrants issued to the funds as follows: (i) up to 120,000 if the additional investment rights are exercised in full by the institutional funds; and (ii) up to 120,000 if the warrants issuable upon exercise of the additional investment rights are exercised in full by the institutional funds.

      Our senior secured convertible notes contain, among other things, covenants that may restrict our ability to obtain additional capital, to declare or pay dividends or to engage in other business activities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations   Liquidity and Capital Resources."

Equity Compensation Plans

      The following table sets forth, as of December 31, 2004, information regarding our compensation plans under which shares of our common stock are authorized for issuance.

                                                              Number of
                                                              securities
                                                              remaining
                                                              available for
                                                              future issuance
                   Number of securities   Weighted-average    under equity
                   to be issued upon      exercise price of   compensation
                   exercise of out-       outstanding         plans (excluding
                   standing options,      options, warrants   outstanding
                   warrants and rights    and rights          securities)
                   ---------------------- ------------------- ---------------
Equity compensation
plans by approved
security holders.......          0                   0                    0
-----------------------------------------------------------------------------
Equity compensation
plans not approved by
security holders (1)...  2,771,460                $0.77           2,999,080
-----------------------------------------------------------------------------

   Total...............  2,771,460                $0.77           2,999,080
-----------------------------------------------------------------------------

(1) The Broadcast International, Inc. Long-Term Incentive Plan provides for the grant of sotck options, stock appreciation rights and restricted stock to our employees, directors and consultants. The plan covers a total of 6,000,000 shares of our common stock. As of December 31, 2004, options to purchase 229,460 shares of common stock had been exercised. All awards must be granted at fair market value on the date of grant. The plan is administered by our Board of Directors. Awards may be vested on such schedules determined by the Board of Directors. Other than the long-term incentive plan, we do not maintain any other equity compensation plan.

Other Warrants

      We have previously issued additional warrants in several private transactions. Under the terms of these warrants, an aggregate of 703,183 shares of our common stock may be purchased at exercise prices ranging from $0.04 to $6.25 per share. The warrants may be exercised anytime prior to their expiration dates which range from June 2006 to July 2010.


          INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our Bylaws provide for limitation of liability of our directors and for indemnification of our directors and officers pursuant to Utah corporate law. Our directors and officers may be liable for a breach or failure to perform their duties in accordance with Utah law only if their breach or failure to perform constitutes gross negligence, willful misconduct or intentional harm on us or our shareholders. Our directors may not be personally liable for monetary damages for action taken or failure to take action as a director except in specific instances established by Utah law.

      In accordance with Utah law and our Bylaws, we will indemnify a director or officer against liability incurred in the proceeding if he or she acts in good faith, believes that his or her conduct was in our best interest, and that he or she had no reason to believe his or her conduct was unlawful, provided the liability did not arise out of the negligence or willful misconduct on the part of the director or officer. We may not indemnify a director or officer if the person was adjudged liable to us or in the event it is adjudicated that the director or officer received an improper personal benefit.

      Under Utah law, we will indemnify a director or officer who is successful on the merits or otherwise in defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he or she was a party because he or she is or was a director or an officer, as the case may be, against reasonable expenses incurred by him or her in connection with the proceeding or claim with respect to which he or she has been successful.

      We maintain a directors' and officers' liability insurance policy which, subject to the limitations and exclusions stated therein, covers our directors and officers for certain actions or inactions they may take or omit to take in their capacities as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             EXPERTS

      Tanner LC, an independent registered public accounting firm, has audited our consolidated financial statements as set forth in their report dated February 18, 2005 which is included in this prospectus. Our financial statements are included in reliance on Tanner LC's report, given their authority as experts in accounting and auditing matters.

                          LEGAL OPINION

      The validity of the securities offered by this prospectus will be passed upon by Reed L. Benson, Esq., the Secretary and General Counsel of Broadcast International, Salt Lake City, Utah.

               WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form SB-2 that we have filed under cover of Form S-3 with the Securities and Exchange Commission relating to the issuance of shares of our common stock covered by this prospectus. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered our securities. The registration statement may contain additional information that may be important to you. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC.

      We also file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                  INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm
for the Years Ended December 31, 2004 and 2003..........................F-2

Consolidated Balance Sheets as of December 31, 2004 and
2003 (Audited) and as of September 30, 2005 (Unaudited).................F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2004 and 2003 (Audited) and for the Nine
Months Ended September 30, 2005 and 2004 (Unaudited)....................F-4

Consolidated Statements of Stockholders' Equity (Deficit)
for the Years Ended December 31, 2004 and 2003 (Audited)
and for the Nine Months Ended September 30, 2005 (Unaudited)............F-5

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2004 and 2003 (Audited) and for the Nine
Months Ended September 30, 2005 and 2004 (Unaudited)....................F-6

Notes to Consolidated Financial Statements..............................F-7

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Broadcast International, Inc.

      We have audited the accompanying consolidated balance sheet of Broadcast International, Inc. and subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadcast International, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 3 to the consolidated financial statements, the Company has incurred significant losses and used cash from operations during the years ended December 31, 2004 and 2003. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner LC

Salt Lake City, Utah
February 18, 2005

          BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS


                                            December 31,        September 30,
                                    --------------------------- --------------
                                         2003         2004          2005
                                    ------------- ------------- --------------
                                                                 (Unaudited)
ASSETS:
Current assets
  Cash and cash equivalents........ $    314,667  $    173,536  $   1,249,164
  Trade receivable, net............      432,007       479,382        439,481
  Inventory........................       71,174        20,066         68,172
  Prepaid expenses.................      156,634       192,881      1,506,638
                                    ------------- ------------- --------------
  Total current assets.............      974,482       865,865      3,263,455
                                    ------------- ------------- --------------
Non-current assets
  Equipment and leasehold
   improvements, net...............    1,035,675       764,771        607,196
  Patents, net.....................            -       179,084        201,635
  Other assets.....................       90,032         7,824          7,824
                                    ------------- ------------- --------------

Total assets....................... $  2,100,189  $  1,817,544  $   4,080,110
                                    ============= ============= ==============
LIABILITIES:
Current liabilities
  Accounts payable................. $    175,246  $    139,768  $     257,671
  Accrued payroll and
    related expenses...............      149,544       165,592        256,142
  Other accrued liabilities........       52,857        81,189        178,428
  Unearned revenue.................      256,963       205,078        145,253
  Current debt obligations.........        3,844        70,187        915,153
  Derivative valuation liability...            -             -      4,214,893
                                    ------------- ------------- --------------
  Total current liabilities........      638,454       661,814      5,967,540
                                    ------------- ------------- --------------
Long-term debt
  Long-term obligations............       99,980       570,557        497,826
  Deferred bonus...................      600,000       600,000        600,000
                                    ------------- ------------- --------------
  Total liabilities................    1,338,434     1,832,371      7,065,366
                                    ------------- ------------- --------------
Commitments and contingencies......
                                    ------------- ------------- --------------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, no par value,
   10,000,000 shares authorized;
   no shares issued................            -             -              -
  Common stock, $.05 par value,
   40,000,000 shares authorized;
   18,185,736 shares, 20,653,986
   shares, and 21,027,123 shares
   issued and outstanding,
   respectively....................      909,287     1,032,699      1,051,356
  Additional paid-in capital.......    3,870,179    19,458,897     21,423,413
  Accumulated deficit..............   (4,017,711)  (20,506,423)   (25,460,025)
                                    ------------- ------------- --------------
  Total stockholders' equity
   (deficit).......................      761,755       (14,827)    (2,985,256)
                                    ------------- ------------- --------------
Total liabilities and stockholders'
  equity (deficit)................. $  2,100,189  $  1,817,544  $   4,080,110
                                    ============= ============= ==============


   See accompanying notes to consolidated financial statements.




             BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS


                                      Year Ended December 31,  Nine Months Ended September 30,
                                    -------------------------- -----------------------------
                                         2003          2004         2004          2005
                                    ------------ ------------- ------------- --------------
                                                                       (Unaudited)
Net sales.........................  $ 4,928,486  $  5,385,657  $  4,216,770  $   3,042,464
Cost of sales.....................    5,027,314     5,438,409     4,191,364      3,828,452
                                    ------------ ------------- ------------- --------------
Gross profit (loss)...............      (98,828)      (52,752)       25,406       (758,988)

Operating expenses:
  Administrative and general......      910,239     1,939,319     1,237,659      1,396,022
  Selling and marketing...........      518,768       732,959       590,283        557,531
  Production and maintenance......      159,764        35,109             -              -
  Research and development
    in process....................            -    12,659,094    12,659,094              -
  Impairment of license rights,
    note receivable and Interact
    Devices, Inc. investment......    2,154,608             -             -              -
                                    ------------ ------------- ------------- --------------
Total operating expenses..........    3,743,379    15,366,481    14,487,036      1,953,553
                                    ------------ ------------- ------------- --------------
Loss from operations..............   (3,842,207)  (15,419,233)  (14,461,630)    (2,739,541)

Other income (expense):
  Interest income.................        9,112         2,570        22,765         51,149
  Interest expense................     (102,450)   (1,095,186)   (1,095,186)    (1,050,317)
  Other income ...................        6,301        23,137             -              -
  Derivative valuation gain (loss)            -             -             -     (1,214,893)
                                    ------------ ------------- ------------- --------------
Total other income (expense)......      (87,037)   (1,069,479)   (1,072,421)    (2,214,061)
                                    ------------ ------------- ------------- --------------
Loss before income taxes..........   (3,929,244)  (16,488,712)  (15,534,051)    (4,953,602)
  Income tax expense..............       (6,000)            -             -              -
                                    ------------ ------------- ------------- --------------

Net loss..........................  $(3,935,244) $(16,488,712) $(15,534,051) $  (4,953,602)
                                    ============ ============= ============= ==============
Net loss per share -
  basic and diluted...............  $      (.23) $       (.85) $       (.82) $        (.24)
                                    ============ ============= ============= ==============
Weighted average number of shares
  of common stock outstanding -
  basic and diluted...............   16,847,000    19,365,000    18,981,700     20,777,700
                                    ============ ============= ============= ==============



      See accompanying notes to consolidated financial statements.

                                  F-4




                         BROADCAST INTERNATIONAL, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
Years Ended December 31, 2004, 2003 (Audited) And The Nine Months Ended September 30, 2005 (Unaudited)


                                       Common Stock           Additional    Retained
                                  --------------------------- Paid-in       Earnings      Equity
                                    Shares       Amount       Capital       (Deficit)     (Deficit)
                                  ------------- ------------- ------------- ------------- -------------
Balance, January 1, 2003..........  15,745,859 $    787,293  $  2,570,494  $    (82,467) $  3,275,320

Acquisition of Laser Corporation..      749,597       37,480       (42,506)            -        (5,026)

Common stock issued for cash......    1,464,477       73,224     1,248,501             -     1,321,725

Common stock issued on exercise
 of stock options.................      225,803       11,290        (6,290)            -         5,000

Beneficial conversion feature.....            -            -        99,980             -        99,980

Net loss..........................            -            -             -    (3,935,244)   (3,935,244)
                                  ------------- ------------- ------------- ------------- -------------
Balance, December 31, 2003........   18,185,736      909,287     3,870,179    (4,017,711)      761,755

Common stock issued for cash......      343,307       17,165       847,755             -       864,920

Common stock issued for services..      209,444       10,472       906,524             -       916,996

Common stock issued to IDI
 debt holders.....................      111,842        5,592       676,630             -       682,222

Common stock issued on
 exercise of options..............        3,657          183         3,179             -         3,362

Common stock issued from
  long-term debt conversion.......      800,000       40,000       760,000             -       800,000

Common stock and warrants
  issued pursuant to contract
  settlement agreement...........     1,000,000       50,000    11,299,520             -    11,349,520

Beneficial conversion feature....             -            -     1,095,110             -     1,095,110

Net loss.........................             -            -             -   (16,488,712)  (16,488,712)
                                  ------------- ------------- ------------- ------------- -------------

Balance, December 31, 2004.......    20,653,986    1,032,699    19,458,897   (20,506,423)      (14,827)

Common stock issued for cash
 (unaudited).....................        41,666        2,083       122,897             -       124,980

Common stock returned by IDI
 debt holders (unaudited)........       (22,801)      (1,140)        1,140             -             -

Common stock issued for services
 (unaudited).....................       307,000       15,350     1,061,820             -     1,077,170

Common stock issued for cashless
 exercise of warrant (unaudited).        47,272        2,364        (2,364)            -             -

Options issued for services at
 FMV (unaudited).................             -            -       331,147             -       331,147

Beneficial conversion feature
 (unaudited).....................             -            -       449,876             -       449,876

Net loss (unaudited).............             -            -             -    (4,953,602)   (4,953,602)
                                  ------------- ------------- ------------- ------------- -------------
Balance, September 30, 2005
 (unaudited).....................   21,027,123  $  1,051,356  $ 21,423,413  $(25,460,025) $ (2,985,256)
                                  ============= ============= ============= ============= ============

        See the accompanying notes to consolidated financial statements.

                                      F-5



                 BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 Year Ended December 31,  Nine Months Ended September 30,
                                                 --------------------------- ---------------------------
                                                      2003         2004           2004         2005
                                                 ------------- ------------- ------------- -------------
                                                                                     (Unaudited)
Cash flows from operating activities:

   Net loss..................................... $ (3,935,244) $(16,488,712) $(15,534,051) $ (4,953,602)
   Adjustments to reconcile net loss to
    net cash used in operating activities:
   Depreciation and amortization................      402,161       398,319       299,775       276,990
   Deferred income tax expense (benefit)........        6,000             -             -             -
   Beneficial conversion........................       99,980     1,095,110     1,095,110       449,876
   Amortization of discount on long-term debt...            -             -             -             -
   Common stock and warrants issued
     for services...............................            -       916,996       420,000       235,170
   Accretion of note payable....................            -             -             -       374,999
   Common stock and options issued for
     research and development in process........            -    11,439,520    11,439,520             -
   Liabilities assumed for research and
     development in process.....................            -     1,219,573     1,219,573             -
   Derivative liability fair market valuation...            -             -             -     1,214,893
   Provision for losses on accounts receivable..      (27,120)       36,404        31,000        14,907
   Impairment of investment in IDI/license right    2,154,608             -             -             -
   (Increase) decrease in:
       Receivables..............................      143,676       (73,225)       51,025        24,944
       Income tax receivables...................      518,809             -             -             -
       Inventories..............................      (44,117)       58,102        44,341       (48,106)
       Prepaid and other assets.................       29,999       (31,127)      (43,230)     (140,560)
   Increase (decrease) in:
       Accounts payable and accrued expenses....      (71,130)      (19,795)       66,595       305,692
       Deferred bonuses payable.................      120,000             -             -             -
       Unearned revenue.........................     (106,655)      (51,885)      (53,147)      (59,825)
                                                 ------------- ------------- ------------- -------------
   Net cash used in operating activities........     (790,033)   (1,500,720)     (963,489)   (2,304,622)
                                                 ------------- ------------- ------------- -------------
Cash flows from investing activities:
   Purchase of equipment........................     (125,181)      (80,965)      (45,100)     (119,205)
   Related party note receivable, net...........      (82,208)     (182,799)            -             -
   Investment in IDI and pre-petition
     related party note receivable..............     (429,508)            -             -             -
   Cash received in reverse acquisition
     or Laser Corp..............................        5,316             -             -             -
   Technology patents...........................            -      (179,084)     (149,929)      (22,761)
                                                 ------------- ------------- ------------- -------------
   Net cash used in investing activities........     (631,681)     (442,848)     (195,029)     (141,966)
                                                 ------------- ------------- ------------- -------------
Cash flows from financing activities:
   Principal payments on debt...................      (87,490)     (160,955)      (55,740)      (52,640)
   Related party note receivable, net...........            -             -      (182,800)            -
   Proceeds from the sale of stock..............    1,321,725       864,920       468,362       124,980
   Proceeds from exercise of stock options......        5,000         3,362             -             -
   Loan proceeds, net...........................       99,980     1,095,110     1,095,110     3,449,876
                                                 ------------- ------------- ------------- -------------
   Net cash provided by financing activities....    1,339,215     1,802,437     1,324,932     3,522,216
                                                 ------------- ------------- ------------- -------------
Net increase (decrease) in cash
  and cash equivalents..........................       (1,499)     (141,131)      166,414     1,075,628

Cash and cash equivalents, beginning of period..      316,166       314,667       314,667       173,536
                                                 ------------- ------------- ------------- -------------

Cash and cash equivalents, end of period........ $    314,667  $    173,536  $    481,081  $  1,249,164
                                                 ============= ============= ============= =============
Supplemental disclosure of cash flow information:

   Interest paid................................ $      2,470  $         76  $          -  $          -

   Income taxes paid............................            -             -             -             -



          See accompanying notes to consolidated financial statements.

                                      F-6


          BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation
-----------------------------------------------

      Broadcast International, Inc. (the Company) is the consolidated parent company of BI Acquisitions, Inc. (BI), a wholly-owned subsidiary, and Interact Devices, Inc. (IDI), an 86% owned subsidiary.

      BI was incorporated in Utah in December 1999 and began operations in January 2000. BI provides satellite uplink services and related equipment services, communication networks, and video and audio production services primarily to large retailers, other businesses, and to a third-party provider of in-store music and video.

      On July 1, 2000, BI purchased certain assets and assumed certain liabilities of its predecessor previously known as Broadcast International, Inc., an entity different than the Company, including the right to use its name, trademarks and copyrights, from Data Broadcasting Corporation.

      On October 1, 2003, the Company (formerly known as Laser Corporation) acquired BI by issuing a total of 17,210,268 shares (post reverse split) of its common stock representing 98% of the total equity ownership in exchange for all of the issued and outstanding BI common stock. The transaction was accounted for as a reverse acquisition, or recapitalization of BI, with BI being treated as the accounting acquirer. Effective January 13, 2004, the company changed its name from Laser Corporation to Broadcast International, Inc.

      On May 18, 2004, the Debtor-in-Possession's Plan of Reorganization for IDI was confirmed by the United States Bankruptcy Court. As a result of this confirmation, the Company issued to the creditors of IDI approximately 111,842 shares of the common stock of the Company. In exchange, the Company received approximately 50,127,218 shares of the common stock of IDI. Additionally, the Company had previously acquired convertible preferred stock which, if converted, equated to approximately 1,050,000 shares of the common stock of IDI. The transaction with IDI was accounted for as a purchase of IDI by the Company. At December 31, 2004, the Company owned, on a fully diluted basis, approximately 51,177,218 common share equivalents, representing approximately 86%, of the equity of IDI.

      The audited consolidated financial statements herein include the operations of BI from January 1, 2003 to October 1, 2003, the operations of the Company (including those of BI) from October 1, 2003 to December 31, 2004, and the operations of IDI from May 18, 2004 to December 31, 2004. IDI produced losses from operations during the period May 18, 2004 to December 31, 2004; therefore, 100% of the results from operations have been included in the Company's consolidated statements. The operations of the Company prior to October 1, 2003 (date of reverse acquisition) have not been included in the consolidated financial statements due to the immaterial nature of the operations.

      All intercompany transactions and balances have been eliminated in consolidation.

Note 2 - Significant Accounting Policies
----------------------------------------

      Management Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents

      The Company considers all cash on hand and in banks, and highly liquid investments with maturities of three months or less to be cash equivalents.
At December 31, 2004 and 2003, the Company had bank balances in the excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash and cash equivalents.

      Trade Account Receivables

      Trade account receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

      A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. After the receivable becomes past due, it is on nonaccrual status and accrual of interest is suspended.

      Inventories

      Inventories consisting of electrical and computer parts are stated at the lower of cost or market determined using the first-in, first-out method.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property, generally from three to five years. Repairs and maintenance costs are expensed as incurred except when such repairs significantly add to the useful life or productive capacity of the asset, in which case the repairs are capitalized.

      Patents

      Patents represent legal costs incurred to apply for US and international patents on the CodecSys technology, and are amortized on a straight-line basis over their useful life of approximately 15 years. Broadcast International has filed several patents in the United States and foreign countries. To date, only Singapore has granted patent rights. The Company is in the final stages of patent registration with two other foreign countries and expects to receive registration status in the immediate future. While the Company is unsure whether it can develop the technology in order to obtain the full benefits, the patents themselves hold value and could be sold to those with more resources to complete the development.

      If all additional patents were granted prior to December 31, 2005, the estimated amortization expense on patents for each of the next five years would be as follows:

      Year ending December 31:

            2005 .......................   $    5,965
            2006 .......................       11,930
            2007 .......................       11,930
            2008 .......................       11,930
            2009 .......................       11,930

      Long-Lived Assets

      We review our long-lived assets, including patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, then the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined by using cash flow analyses and other market valuations.

Stock Compensation

      The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized in the financial statements for employees, except when the exercise price is below the market price of the stock on the date of grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in the nine months ended September 30, 2005 and 2004 (unaudited) and in fiscal year 2004 and 2003 consistent with the provisions of SFAS No. 123, the Company's approximate net loss and loss per share would have been the pro forma amounts indicated below:

                                                        Nine Months Ended
                         Year Ended December 31,          September 30,
                       --------------------------- ---------------------------
                            2004          2003          2005         2004
                       ------------- ------------- ------------- -------------
                                                          (unaudited)

Net loss, as reported  $(16,488,712) $ (3,935,244) $ (4,953,602) $(15,534,051)

Addback:
  Stock-based employee
  compensation expense
  determined under
  intrinsic value based
  method for all awards,
  net of related tax
  effects                         -             -             -             -

Deduct:
  Total stock-based
  employee compensation
  expense determined
  under fair value based
  method for all awards,
  net of related tax
  effects                  (366,740)      (59,178)     (667,741)     (366,740)
                       ------------- ------------- ------------- -------------

Pro forma net loss     $(16,855,452) $ (3,994,422) $ (5,621,343) $(15,900,791)
                       ============= ============= ============= =============
(Loss) earnings per share:
  Basic and diluted
  - as reported        $       (.85) $       (.23) $       (.24) $       (.82)
                       ============= ============= ============= =============
  Basic and diluted
  - pro forma          $       (.87) $       (.24) $       (.27) $       (.84)
                       ============= ============= ============= =============

      The weighted average fair value of options granted during year ended December 31, 2004 was $2.90 per share. The fair value for the options granted in 2004 were estimated at the date of grant using a Black Scholes option pricing model.

      Income Taxes

      The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

      Revenue Recognition

      The Company recognizes revenue when evidence exists that an arrangement exists between the Company and its customers, delivery of the Company's product or service has occurred, the Company's selling price to its customers is fixed and determinable, and collectibility is reasonably assured. The Company recognizes as deferred revenue, billings made to clients for services for which the services have not yet been provided, and therefore the earnings process is not complete.

      When the Company enters into a multi-year contract to provide customers with network management and on-site service, the Company recognizes the network management fee, as far as can be determined, equally over the period of the agreement. These agreements typically provide for additional fees, as needed, to be charged if on-site visits are required by the customer in order to ensure that each customer location is able to receive network communication. These occasional on-site visits are preformed by third-party technicians, with the associated revenue and cost recognized in the period the work is completed. Additionally, in some cases the Company installs, for an additional fee, new or replacement equipment to customer locations, which immediately becomes the property of the customer, with the associated revenue and cost recorded in the period in which the work is completed.

      Research and development

      Research and development costs are expensed when incurred.

      Concentration of Credit Risk

      Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade accounts receivable. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

      The Company's three largest customers, at each reporting date, accounts receivable combined balances represent approximately 50% and 67% of trade receivables as of December 31, 2004 and 2003, respectively and whose related sales revenues account for approximately 53% and 75% of total revenues for the years ended December 31, 2004 and 2003, respectively.

      Loss per Common Share

      The computation of basic loss per common share is based on the weighted average number of shares outstanding during each period.

      The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period, plus the dilutive common stock equivalents that would rise from the exercise of stock options and warrants outstanding during the period, using the treasury stock method and the average market price per share during the period. Options and warrants to purchase 6,415,650 and 2,969,024 shares of common stock at prices ranging from $.02 to $60.63 per share were outstanding at December 31, 2004 and 2003, respectively. As the Company experienced a net loss during the years ended December 31, 2004 and 2003, no common stock equivalents have been included in the diluted earnings per common share calculation as the effect of such options would be anti-dilutive.

      Common Stock Reverse Split

      On January 13, 2004, the Company effected a 10:1 reverse stock split of its common stock. The financial statements reflect the reverse stock split as if it had occurred on January 1, 2003.

      Fair Value of Financial Instruments

      The Company's financial instruments consist of cash, receivables, notes receivables, payables, and notes payable. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The aggregate carrying amount of the notes receivable and notes payable approximates fair value as the individual notes bear interest at market interest rates.

      Advertising Expenses

      The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended December 31, 2004 and 2003 was $70,890 and $23,054, respectively.

      Reclassifications

      Certain reclassifications have been made to the 2003 financial statements in order for them to conform to the classifications used for the year ended December 31, 2004.

      Unaudited Information

      The unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 have been prepared in accordance with United States generally accepted accounting principles for interim financial information and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States applicable to audited statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary, in order to make the financial statements not misleading, have been included. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Note 3 - Going Concern
----------------------

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

      The Company's continuation as a going concern is dependent on its ability to generate sufficient income and cash flow to meet its obligations on a timely basis and to obtain additional financing as may be required. The Company is actively seeking options to obtain additional capital and financing. There is no assurance the Company will be successful in its efforts.

Note 4 - Trade Accounts Receivable
----------------------------------

      The Company's trade accounts receivable are shown in the accompanying balance sheet net of its allowance for uncollectable accounts of $39,574 and $29,170 as of December 31, 2004 and 2003, respectively.

Note 5 - Investment in Interact Devices, Inc (IDI)
--------------------------------------------------

      The Company began investing in and advancing monies to IDI in 2001. IDI was developing technology which CodecSys is being developed from. The following describes the various transactions and accounting treatment for its investment in IDI for the years ending December 31, 2004 and 2003.

      During 2001 and 2002, BI entered into various licensing agreements with IDI to license its technology. In addition to these license agreements, convertible preferred stock of IDI was purchased by BI. On April 1, 2003, BI entered into a stock purchase agreement ("Agreement") with three of the co-founders of IDI to purchase shares of IDI owned by such co-founders. Amounts paid by BI for such shares were capitalized as part of the Company's investment in IDI. Coincident to the Agreement, the President of BI was granted the right to vote the remaining shares owned by the founders for a one year period, which resulted in BI having the right to vote in excess of 60% of the voting stock of IDI. Pursuant to the Agreement, the founders resigned as officers and members of the Board of Directors of IDI. Management of BI assumed operational control of IDI and were appointed to the IDI Board. To date, members of BI management occupy 3 of the 5 IDI Board seats.

      Since April 2003, the Company has advanced additional cash to IDI for the payment of operating expenses, which continued development of the CodecSys technology. At December 31, 2003, the Company expensed all but approximately $82,200 of amounts advanced. The $82,200 was advanced pursuant to a promissory note that is secured by assets and technology of IDI.

      On April 1, 2003, BI also entered into a revolving line of credit promissory note with IDI. The note was at the sole discretion of BI and allowed IDI to draw up to $1,000,000. All principal and interest at 10% per annum was due and payable on December 31, 2003. On October 23, 2003, IDI filed for Chapter 11 Federal Bankruptcy protection.

      Due to the bankruptcy filing of IDI, at December 31, 2003, the Company recognized an operating charge of $2,154,608 representing all investment in IDI as of that date.

      The Company desired that the underlying patent process proceed and that the development of CodecSys technology continue. Therefore, the Company participated in IDI's plan of reorganization, whereby the Company would satisfy the debts of the creditors and obtain certain licensing rights, which had previously been sold to Streamware Solutions, AB by IDI.

      Streamware Solutions AB

      On February 6, 2004, IDI entered into a license agreement with Streamware Solutions AB (Streamware), a Swedish corporation, which dissolved a previous partner agreement dated April 26, 2002. The license agreement provides Streamware certain rights to the IDI technology, including a 2-year exclusivity for certain companies located in Europe. Use of the technology by Streamware will result in fees being received by the Company.

      In association with the license agreement mentioned above, Streamware, or it's shareholders, had the right pursuant to a stock purchase and option grant agreement to purchase up to 250,000 shares of the Company's common stock at a per share price of $2.00, on or before March 4, 2004. Of the 250,000 shares available, 187,500 shares were purchased at approximately 50% below market value, resulting in proceeds for the Company of $375,000 and a research and development in process expense of $375,000. The Company granted Streamware the right to purchase these shares in association with the rights to market the IDI technology to the non-exclusive customers located in Europe, which were previously unavailable due to the partner agreement. Additionally, the Company has granted Streamware shareholders a 2-year option to purchase an additional 1,312,500 shares of the company's common stock at a per share price of $4.50, at an expense of $2,054,944, expiring February 6, 2006 and immediately exercisable.

      Additionally, Streamware was issued 1,000,000 shares of common stock pursuant to a stock issuance and option grant agreement also dated February 6, 2004, which were valued at $6,000,000. The Company also issued to Streamware or its principals an additional 1,500,000 options to purchase common shares of the Company at an exercise price of $4.50 per share, expiring February 6, 2006, associated with the agreements mentioned above at an expense of $1,798,075. These agreements were entered concurrently with IDI entering into the license agreement with Streamware. All expenses associated with Streamware and the IDI bankruptcy above were recorded as research and development in process, as part of the on-going development costs of the CodecSys technology. The Company recorded the following related to the transactions with
Streamware:


      Research and development in process expense,
         stock issued below market ............................$     375,000

      Research and development in process expense,
         additional stock issued...............................    6,000,000

      Research and development in process expense,
         fair value of stock options...........................    3,853,019
                                                                 -----------
      Total research and development in process
         expense from Streamware ..............................$  10,228,019
                                                                 ===========

      Assumption and Consolidation of IDI

      On May 18, 2004, the debtor-in-possession's plan of reorganization for IDI was confirmed by the United States Bankruptcy Court. As a result of this confirmation, the Company issued to the creditors of IDI approximately 111,842 shares of common stock of the Company, valued at approximately $682,222, and assumed cash liabilities of approximately $312,766 to be paid over a 4-year period in exchange for approximately 50,127,218 shares of the common stock of IDI.

      As of December 31, 2004, the Company had paid a total of approximately $66,595 of the $312,249 obligation, leaving a remaining balance of $245,654 at December 31,2004, of which $70,187 has been recorded as the current portion and $175,467 as long-term debt.

      The Company recorded the following net amounts related to the acquisition of research and development in process from IDI from the assumption of liabilities and consolidation of IDI:

      Receivable from IDI ....................$    (265,008)
      Liabilities assumed from IDI ...........     (994,988)
      Trade receivables, net .................       13,506
      Inventory ..............................        6,997
      Prepaid expenses .......................        2,166
      Equipment ..............................       46,450
      Accounts payable and accrued liabilities      (28,696)
                                              --------------
      Total research and development
        in process............................$   1,219,573
                                              ==============
      IDI Co-Founders Settlement

      On September 1, 2004, the Company entered into a settlement agreement with the co-founders of IDI related to a prior agreement entered into in 2003, in which the Company agreed to pay a total of $90,000, in cash, to the co-founders in four monthly payments of $22,500, beginning September 2004. In exchange for such payment, the IDI co-founders agreed to terminate the prior agreement and return shares of IDI stock to IDI to satisfy certain obligations owed to IDI by such co-founders. The $90,000 expense is recorded in research and development in process. Additionally, the Company granted the co-founders warrants to purchase 450,000 shares of common stock of the Company at a purchase price of $6.25 per share, immediately exercisable. The Company recognized an expense in research and development in process, of $1,121,502 using a Black-Scholes option-pricing model which brings the total expense to $1,211,502 for the co-founders settlement.

      Summary

      The Company has taken the position that the payment of cash, assumption of liabilities, issuance of stock and stock options in order to modify or terminate liability agreements, license rights and continued development of the CodecSys technology should be recorded as an expense because these transactions represent costs to terminate or alter license rights, acquire or continue development of an unproven technology. Also, the Company believes that to record the transaction otherwise could be misleading to a reader of the financial statements through recording an intangible asset for an unproven technology. The current status of the CodecSys technology is that there have been only few sales of the products embodying the technology. There is a great deal of development that needs to be completed before any sales of the product can commence in a commercially sustainable fashion. With that in mind, the Company has taken the position that it is most proper to expense the above transactions as a research and development in process expense. The summary of expenses related to IDI and Streamware is as follows:

                                                        2004         2003
                                                  -------------- ------------

      Streamware stock and options................$  10,228,019  $         -
      Assumption and consolidation of IDI.........    1,219,573            -
      IDI Co-founders settlement (cash and options)   1,211,502            -
      Impairment of license rights ................           -    2,154,608
                                                  -------------- -------------
                                                  $ 12,659,094   $ 2,154,608


Note 6 - Long-term Obligations
-------------------------------

      Convertible Line of Credit Promissory Note - 2003

      On December 23, 2003, the Company entered into a convertible line of credit for up to $1,000,000 with Meridel LTD and Pascoe Holdings LTD, both foreign corporations. The Company may obtain advances as needed to fund operating expenses. On June 30, 2004, the line of credit was amended to increase the limit from $1,000,000 to $2,000,000 with the original due date of the line of credit extended from March 31, 2005 to April 1, 2006. Any portion of the note under the line of credit is convertible at the lenders' sole discretion, for common shares of the Company at the rate of $1.00 per share. During the years ending December 31, 2004 and 2003, the Company borrowed $1,095,110 and $99,980, respectively; making the aggregate amount borrowed at December 31, 2004, $1,195,090. On September 30, 2004, the lenders exercised their conversion rights and converted a total of $800,000 ($400,000 each) of the $1,195,090 into 800,000 shares of common stock of the Company. The remaining balance of the note at December 31, 2004 was $395,090.

      The note bears an annual interest rate of 6%. Accrued interest, however, is forgiven upon conversion pursuant to the terms of the line of credit. The Company believes the entire amount of the note will be converted. During the years ending December 31, 2004 and 2003, the Company recorded $1,095,110 and $99,980, respectively, for the beneficial conversion feature associated with the advances made under the line of credit. These amounts are included in interest expense.

      IDI Bankruptcy Settlement

      On May 18, 2004, the plan of reorganization for IDI was confirmed by the United States Bankruptcy Court. As a part of this confirmation, the Company assumed liabilities to be paid in cash of $312,249. The Company also assumed $682,222 of liabilities to be paid in stock which were paid prior to December 31, 2004. As of December 31, 2004, the remaining balance to be paid in cash is $245,654, of which $70,187 has been recorded as the current portion and $175,467 as long-term debt. See Notes to Consolidated Financial Statements,
Note 5 - Investment in Interact Devices, Inc.

Note 7 - Operating Leases
--------------------------

      The Company's leases approximately 13,880 square feet for administrative offices located in Midvale, Utah, on an annual basis through an extension of an original lease. The current lease extension expires on April 30, 2005. The Company anticipates entering into an additional one-year extension. Additionally, the Company leases a 15,200 square foot facility, housing its audio and video production studios, on a multi-year lease, which expires on November 30, 2005. The Company also leases a 1,630 square foot office in Folsom, California, which expires on December 31, 2005. The Company recognized rent expense of approximately $414,417 and $415,399 in 2004 and 2003, respectively.

      Future minimum payments under non-cancelable operating leases at December 31, 2004 to be paid in 2005 are $210,452. All current facility lease obligations expire on or before December 31, 2005.

Note 8 - Income Taxes
----------------------

      The (expense) benefit for income taxes differs from the amount computed at the federal statutory rates as follows:

                                                         Years Ended
                                                         December 31,
                                                 -----------------------------
                                                       2004         2003
                                                 --------------- -------------
     Federal income tax (expense)
       benefit at statutory rates................$    5,326,000 $   1,269,000
     State income tax (expense)
       benefit at statutory rates................       824,000       197,000
     Options issued in contract terminations.....    (1,855,000)            -
     Net deferred tax assets acquired
       in reverse acquisition....................             -     2,240,000
     Other.......................................        81,000        (5,000)
     Change in valuation allowance...............    (4,376,000)   (3,707,000)
                                                 --------------- -------------
                                                 $            -  $     (6,000)
                                                 =============== =============


Deferred tax assets (liabilities) consist of the following:

                                                          December 31,
                                                 -----------------------------
                                                      2004            2003
                                                 --------------- -------------
     Assets:
      Net operating loss carryforwards...........$    6,795,000  $  2,603,000
      General business and AMT
       credit carryforwards......................       226,000       226,000
      Deferred compensation......................       224,000       204,000
      Impairment of investment...................       804,000       733,000
      Other......................................        58,000        13,000
                                                 --------------- -------------
     Total deferred tax assets...................$    8,107,000  $  3,779,000
                                                 =============== =============
     Liabilities
      Depreciation...............................       (24,000)      (72,000)
                                                 --------------- -------------
     Total deferred tax liabilities..............$      (24,000) $    (72,000)
                                                 =============== =============

     Net deferred tax assets and liabilities.....     8,083,000     3,707,000

     Valuation allowance.........................    (8,083,000)   (3,707,000)
                                                 --------------- -------------
     Total, net deferred tax assets..............$           - $            -
                                                 =============== =============

      The Company has net operating loss carryforwards for tax purposes of approximately $18,219,000 at December 31, 2004 available to offset future taxable income which begin to expire in 2006. Should a change of more than 50 percent in the Company's ownership occur, any future benefits from such carryforwards may be substantially lost. During the year ended December 31, 2003, the Company had a change of over 50% ownership due to the reverse acquisition of Laser Corporation. Therefore, net operating losses of approximately $2,253,000 were excluded from future use and are excluded from the $6,980,000 noted above. At December 31, 2004, a valuation allowance has been established for the net deferred tax asset due to the uncertainty of realization.

Note 9 - Preferred and Common Stock
------------------------------------

      The Company has authorized two classes of stock, preferred stock with no par value and common stock with a $.05 par value. No preferred stock has been issued, while 20,653,986 shares of common stock were issued and outstanding at December 31, 2004. Holders of shares of common stock are entitled to receive dividends if and when declared and are entitled to one vote for each share on all matters submitted to a vote of the shareholders.

      Private Placements

      At different times during the year ended December 31, 2004, the Company entered into various private placement transactions with qualified investors pursuant to which the Company sold 155,807 shares of common stock resulting in $489,920 in proceeds. Included in the sales during 2004 were 99,974 shares sold to Broadcast International, LTD representing $299,920 in proceeds. In each of the transactions, each purchased share included an attached warrant to acquire one share of the Company's common stock within one year at a purchase price of $.50 per share greater than the subscription price of the share purchased. The Company intends to seek additional funding on similar or even unrelated terms and conditions.

Note 10 - Stock Option Plan
---------------------------

      The Company has adopted a stock option plan available to its employees. Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the estimated market price on the date granted. Options generally may be exercised twelve months after the date granted and expire ten years after being granted except to stockholders who own greater than 10% of the outstanding shares of the Company, for whom options expire 5 years after being granted. Options granted generally vest on a three-year vesting schedule, one-third each year. Should an employee terminate before the vesting period is completed, the unvested portion of each grant is forfeit. The information presented is shown as though the 10:1 reverse split of January 13, 2004 had been completed at January 1, 2003. The following table summarizes option and warrant activity during the years ended December 31, 2003 and 2004.

                                           Options
                                           and Warrants  Options or Warrants
                                           Outstanding   Price Per Share
                                           ------------- -------------------
Outstanding at January 1, 2003.............      18,800  $    1.00 - 45.90
      Converted from BI....................   3,185,427       0.02 -  0.55
      Expired..............................        (400)     11.25 - 20.16
      Forfeited............................      (9,000)              1.00
      Exercised............................    (225,803)              0.02
                                           -------------
Outstanding at December 31, 2003...........   2,969,024

      Options granted......................     258,000       4.00 -  6.05
      Warrants issued......................   3,395,807       3.50 -  6.25
      Expired..............................        (600)     16.88 - 45.90
      Forfeited............................    (202,924)       .33 -  4.00
      Exercised............................      (3,657)       .55 -  1.00
                                           -------------
Outstanding at December, 31, 2004..........   6,415,650  $    0.02 - 45.90
                                           =============

      The following table summarizes information about stock options and warrants outstanding at December 31, 2004.

                               Outstanding             Exercisable
              ---------------------------------------------------------------
                            Weighted
                            Average      Weighted                  Weighted
Range of                    Remaining    Average                   Average
Exercise      Number        Contractual  Exercise    Number        Exercise
Prices        Outstanding   Life(years)  Price       Exercisable   Price
------------- ------------- ------------ ----------- ------------- ----------
$      0.02     1,524,168        5.25     $   0.02      1,524,168   $    0.02
       0.04       248,383        5.59         0.04        248,383        0.04
  0.33-0.55       993,692        7.86         0.53        462,122        0.50
  3.50-6.25     3,643,807        2.15         4.76      3,395,807        4.69
 9.50-11.50         2,800        6.71        10.61          2,800       10.61
35.25-45.90         2,800        4.35        45.88          2,800       45.88
-----------------------------------------------------------------------------
$ .02-45.90     6,415,650        3.91     $   2.82      5,636,080   $    2.90
=============================================================================

Note 11 - Retirement plan
-------------------------

      The Company has implemented a 401(k) employee retirement plan. Under the terms of the plan, participants may elect to contribute a portion of their compensation, generally up to 60%, to the plan. The Company matches contributions up to 100% of the first 3% of participant's compensation contributed to the plan and 50% of the next 2%. Employees are eligible to participate in the plan after three months of service as defined by the plan. For the years ended December 31, 2004 and 2003, the Company made matching contributions totaling $68,543 and $67,557, respectively.

Note 12 - Supplemental cash flow information
--------------------------------------------

2004

      A non-cash expense of $916,996 was recorded in administrative and general expense for 1) $792,563 of services rendered by consultants and compensated by the issuance of 165,000 shares of common stock, and 2) $124,433 for 44,444 shares of common stock issued to a licensor to terminate an existing license agreement and initiate a distributor agreement with a foreign corporation for exclusive distributor rights in certain Central American areas and non-exclusive distributor rights elsewhere.

      A non-cash research and development in process expense of $11,439,520 was recorded for 1) $90,000 liability assumed and $1,121,502 fair value of options issued pursuant to a settlement agreement with the co-founders of IDI,
2) $10,228,019 in stock and options issued to Streamware, and 3) $1,219,573 assumption and consolidation of IDI. See Note 5.

      800,000 shares were issued to satisfy $800,000 of debt on the convertible line of credit. See Note 6.

      $1,095,110 of beneficial conversion feature expense was recognized on the convertible line of credit, which was recorded as an increase to additional paid-in capital and interest expense. See Note 6.

      The Company paid $682,222 of the bankruptcy liability assumed from IDI by issuing 111,842 shares of common stock. See Note 6.


2003

      On October 1, 2003, BI was treated as the accounting acquirer of Laser Corporation in the reverse acquisition on October 1, 2003. BI assumed accounts payable of $10,342, increased common stock by $37,480 and decreased additional paid-in capital by $42,506, and received net cash of $5,316.

Note 13 - Recent Accounting Pronouncements
------------------------------------------

      In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R") (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity though means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 ("FIN 46"), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity . As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on the Company's consolidated financial position, results of operations or cash flows.

      In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's results of operations or financial condition

      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions. The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material impact on our financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123R, Share Based Payment, which requires companies to measure and recognize compensation expense for all stock based payments at fair value. SFAS 123R is effective for small business issuers for interim periods or the fiscal year beginning after December 15, 2005 and, thus, will be effective for us beginning with the first quarter of 2006. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock Compensation in
Note 2 of our Notes to Consolidated Financial Statements for more information related to the pro forma effects on our reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock Based Compensation, to stock based employee compensation.

      In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 ("FAS 109-1"), "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 ("AJCA"). The AJCA introduces a special 9% tax deduction on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. The Company does not expect the adoption of these new tax provisions to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Note 14 - Subsequent Events (Unaudited)
---------------------------------------

      On May 16, 2005, the Company consummated a private placement of $3,000,000 principal amount of 6% senior secured convertible notes and related securities, including common stock warrants and additional investment rights, to four institutional funds. The senior secured convertible notes are due May 16, 2008 and are convertible into 1,200,000 shares of common stock of the Company at a conversion price of $2.50 per share. The private placement transaction may ultimately result in gross proceeds to the Company of up to $13,800,000 if the additional investment rights and warrants to purchase common stock are exercised in full. The senior secured convertible notes contain a prepayment provision allowing the Company to prepay, in certain limited circumstances, all or a portion of the notes, subject to a prepayment premium of 25% of the outstanding principal amount of the notes to be prepaid. Even if the Company elects to prepay the notes, the note holders may still convert any portion of the notes being prepaid pursuant to the conversion feature thereof. The warrants and the embedded conversion feature and the prepayment provision of the senior secured convertible notes have been accounted for as derivatives pursuant to EITF 00-19 and SFAS No. 133.

     The Company issued to the note holders a total of 600,000 A warrants and 600,000 B warrants to purchase common stock with an exercise price of $2.50 and $4.00, respectively. The $2.50 conversion price of the senior secured convertible notes and the $2.50 and $4.00 exercise price of the A Warrants and the B Warrants, respectively, are subject to adjustment pursuant to standard anti-dilution rights. These rights include (i) equitable adjustments in the event the Company effects a stock split, dividend, combination, reclassification or similar transaction; (ii) "weighted average" price protection adjustments in the event the Company issues new shares of common stock or common stock equivalents in certain transactions at a price less than the then current market price of the common stock; and (iii) "full ratchet" price protection adjustments in the event the Company issues new shares of common stock or common stock equivalents in certain transactions at a price less than $2.50 per share. The conversion price of the notes and the exercise price of the warrants are also subject to adjustment pursuant to a "reset" provision which is effective as of February 16, 2006. If the moving average closing price of the common stock of the Company for the 30 days prior to such date is lower than the applicable conversion price of the notes or the exercise price of the warrants, then the applicable conversion price and/or exercise price will be adjusted to the lower moving average closing price. In no event, however, will the conversion price or exercise price be adjusted below $0.50 per share for the reset provision.

      The conversion feature and the prepayment provision of the notes were accounted for as embedded derivatives and valued on the transaction date using a Black-Scholes pricing model. The warrants were accounted for as derivatives and were valued on the transaction date using a Black-Scholes pricing model as well. At the end of each quarterly reporting date, the values of the embedded derivatives and the warrants are evaluated and adjusted to current market value. The note conversion feature and the warrants may be exercised at any time and, therefore, have been reported as current liabilities. The prepayment provision may not be exercised by the Company until May 16, 2007, and then only in certain limited circumstances. For all periods since the issuance of the senior secured convertible notes, the derivative value of the prepayment provision has been nominal and has not had any offsetting effect on the valuation of the conversion feature of the notes.

      As of June 30, 2005, the Company recorded an aggregate derivative liability of $5,974,027 and an other expense of $2,974,027 to reflect the change in value of the aggregate derivative liability since May 16, 2005. The aggregate derivative liability of $5,974,027 included $3,184,462 for the conversion feature and $2,789,565 for the warrants. These values were calculated using the Black-Scholes pricing model with the following assumptions: (i) risk free interest rate of 3.72%; (ii) expected life (in years) of 2.91; (iii) expected volatility of 69.84%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $4.25.

      As of September 30, 2005, the Company recorded an aggregate derivative liability of $4,214,893 and other income of $1,759,134 to reflect the change in value of the aggregate derivative liability since June 30, 2005. The aggregate derivative liability of $4,214,893 included $2,287,345 for the conversion feature and $1,927,548 for the warrants. These values were calculated using the Black-Scholes pricing model with the following assumptions: (i) risk free interest rate of 3.96%; (ii) expected life (in years) of 2.75; (iii) expected volatility of 65.80%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $3.50.

      The principal value of the senior secured convertible notes is being accreted over the term of the obligations, for which $374,999 was included in interest expense for the nine months ended September 30, 2005. The notes bear a 6% annual interest rate payable semi annually, and for the nine months ended September 30, 2005, $67,500 was included in interest expense.

      The senior secured convertible notes require that the Company secure an effective registration statement with the Securities and Exchange Commission within 120 days from May 16, 2005 (September 13, 2005). The registration statement filed by the Company was not declared effective until February 3, 2006 and, therefore, the Company was required to pay liquidated damages in the form of a penalty of 2% of the borrowed amount per month until such date. For the nine months ended September 30, 2005, the Company recorded $30,000 as additional interest expense for these liquidated damages.

      Section 4(a)(viii) of the senior secured convertible notes specifies that it is an event of default if the registration statement required by the registration rights agreement executed in conjunction with the senior secured convertible notes is not declared effective by the SEC within 150 days following May 16, 2005 (October 13, 2005). The remedies for default provide that if an event of default occurs and is continuing, the holders may declare all of the then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash. In the event of an acceleration, the amount due and owing to the holders is 125% of the outstanding principal amount of the notes and interest on such amount is calculated using the default rate of 18% per annum if the full amount is not paid within one business day after acceleration. The Company was in default under Section 4(a)(viii) beginning October 13, 2005 until February 3, 2006, at which time the event of default was cured and is no longer continuing.

      On November 30, 2005, the Company entered into a forbearance agreement with the four institutional note holders pursuant to which the holders agreed that they would forbear availing themselves of any remedies available by reason of the default under Section 4(a)(viii) until January 31, 2006 or such earlier time as there occurs another event of default under the forbearance agreement or any agreement related to the senior secured convertible notes (the "Forbearance Period"). In consideration of entering into the forbearance agreement, the Company agreed to reimburse the institutional holders for all expenses incurred by them in connection with the forbearance agreement and any matters contemplated by or arising out of the forbearance agreement or any agreement related to the senior secured convertible notes. The Company has also agreed to pay on or before January 31, 2006 a "forbearance fee" equal to, at each institutional holder's sole election, either (1)(a) the outstanding principal amount of the note (plus all accrued and unpaid interest thereon) multiplied by (b)(i) 113% plus (ii) 2% for each thirty (30) day period, pro rated for any period less than thirty days, following November 30, 2005 until the forbearance fee is paid in full, plus (c) the amount of all liquidated damages due to such institutional holder under the registration rights agreement as of the date of payment of the forbearance fee; or (2) the amount of all liquidated damages due to such institutional holder under the registration rights agreement as of the date of payment of the forbearance fee. If an institutional holder elects the forbearance fee election described in (1) above, and such forbearance fee is paid in full, then such institutional holder will surrender both its note and its additional investment rights for cancellation. Each institutional holder also agreed not to exercise its additional investment rights during the Forbearance Period.

      Pursuant to the forbearance agreement, the Company acknowledged its obligation in the aggregate amount of $156,000 as of November 30, 2005 owed to the institutional holders under the liquidated damages provisions contained in the registration rights agreement resulting from the registration statement having not been declared effective by September 13, 2005, as discussed above. These damages continued on a daily basis at the rate of approximately $2,000 per day after November 30, 2005 until February 3, 2006.

      The Company has entered into an engagement agreement dated October 11, 2005 with First Securities ASA, a leading Norwegian investment banking firm, to provide investment banking services regarding a potential initial public offering of our common stock on the Oslo Stock Exchange. The agreement contemplates, among other things, that the Company will raise between $10 and $25 million by the end of the first quarter of 2006, subject to development of our revenues and profitability, market conditions in general, acceptance for listing by the Oslo Stock Exchange and the interest for the Company's shares in the capital markets. The agreement is also subject to normal and customary legal and financial due diligence. Except for agreements currently in force with other parties, First Securities will have the exclusive right to provide equity capital and perform certain other investment banking functions with regard to mergers and acquisitions during the term of the agreement and for a six month period following termination of the agreement. The agreement required that the Company pay First Securities a non-refundable retainer fee of $200,000. Given the numerous conditions and uncertainties related to the proposed initial public offering on the Oslo Stock Exchange, there can be no assurance the Company will be able to complete such offering.

      On March 16, 2006, the Company entered into a waiver and amendment agreement with the four institutional funds regarding the Company's default under the forbearance agreement. Under the terms of the waiver, the institutional funds terminated the forbearance agreement and waived any and all defaults under the senior secured convertible notes and related transaction agreements. In consideration of the waiver, the Company and the funds agreed to amend the transaction agreements as follows: (i) Section 3.12 of the securities purchase agreement was deleted, which provision gave the funds a preemptive right to acquire any new securities issued by the Company;
(ii) Section 3.15(c) of the securities purchase agreement was deleted, which provision prohibited the Company from completing a private equity or equity-linked financing; (iii) the conversion price, at which the notes are convertible into common shares of the Company, was amended to be $1.50 instead of $2.50; (iv) the exercise price, at which all warrants (A warrants and B warrants) held by the funds are exercisable, was changed to $2.00; and (v) the notes were amended by adding a new event of default, which is that if the Company fails to raise and receive at least $3,000,000 in cash net proceeds through one or more private or public placements of its securities by September 30, 2006, it is in default under the notes.